IOWA PUBLIC AGENCY INVESTMENT TRUST



DIVERSIFIED FUND
COMPREHENSIVE ANNUAL
FINANCIAL REPORT

DIRECT GOVERNMENT OBLIGATION FUND
COMPREHENSIVE ANNUAL
FINANCIAL REPORT

FISCAL YEAR ENDING
JUNE 30, 2007

The Funds are distributed by WB Capital Management.

Shares of the Funds are NOT INSURED BY THE FDIC. Investment products involve investment risk, including the possible loss of principal. Past performance is not predictive of future results, and the composition of each Fund's portfolio is subject to change.

This annual report is not authorized for distribution unless accompanied or preceded by a current Information Statement also known as a prospectus. An investor should consider the Funds' investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information about the investment company can be found in the Fund's Information Statement. To obtain more information, please call 800-872-4024 or visit the website IPAIT.org. Please read the Information Statement carefully before investing.

Iowa Public Agency Investment Trust
Diversified Fund
Comprehensive Annual Financial Report



Iowa Public Agency Investment Trust
Direct Government Obligation Fund
Comprehensive Annual Financial Report

For the Fiscal Year
Ended June 30, 2007

www.IPAIT.org

Prepared by the
Iowa Public Agency Investment Trust
Board of Trustees



INTRODUCTORY SECTION





August 10, 2007

Dear Fellow IPAIT Participants:

The Iowa Pubic Agency Investment Trust (IPAIT) is pleased to submit the Diversified Fund and Direct Government Obligation Fund (DGO) Comprehensive Annual Financial Reports for the fiscal year ended June 30, 2007. The IPAIT Board of Trustees and service providers are responsible for the content of the reports. IPAIT has been serving participants' needs since 1987 in accordance with Iowa Code. Fiscal year 2006-2007 was marked with the Federal Reserve holding interest rate levels steady, which continued throughout the year. The IPAIT Diversified and DGO Funds maintained yields comparable to other money market funds during this time, while being an educational resource for IPAIT participants. For a detailed review of the Funds, please refer to the Management's Discussion and Analysis of each Fund located in the Financial Section.

Iowa Public Agency
Investment Trust
Diversified Fund

Iowa Public Agency
Investment Trust
Direct Government Obligation



c/o WB Capital Management
1415 28th Street, Suite 200
West Des Moines, IA 50266

IOWA ECONOMY

Although the national economy has experienced a slowdown in economic growth, Iowa has fared well. The state's GDP grew 5.4 percent in 2006 while the national GDP grew 2.5 percent. Personal income growth estimates in Iowa for 2007 have been revised downward from 5.4 percent to 4.4 percent, but Iowa's low unemployment rate and strong payroll growth, support good consumer spending expectations.

While the national rate of unemployment has held steady at 4.5 percent, Iowa's rate at 3.8 percent remains well below national levels and compares well to its Midwest neighbors. Although Nebraska and South Dakota have lower unemployment rates, Iowa competes well against Minnesota (4.5 percent), Illinois (5.1 percent), and Kansas (4.8 percent). Unemployment claims have fallen 6.4 percent year-over-year supporting the low unemployment rate. Iowa continues to see strong payroll growth with 17,500 non-farm jobs added to payrolls since last June which represented a 1.2 percent increase. Trade, transportation, and utilities represent Iowa's largest employment sector.

Inflation remains higher than the Federal Reserve's range of comfort. Headline CPI inflation year-over-year was 2.7 percent for the Midwest Region mirroring the national rate at 2.7 percent. On a positive note, wage pressures in the Midwest are less than elsewhere with the employment cost index for the Midwest at only 2.5 percent growth versus a national increase of 3.2 percent.

Deterioration in the national housing markets is also reflected in Iowa's markets. In the first quarter of 2007, single family home permits dropped 32 percent year-over-year although the home price index rose 3.8 percent on the heels of last year's increase of 3.9 percent. Farm values have also risen 13 percent year-over-year (as of year-end) with land in the western part of the state showing the strongest growth.

The Midwest typically enjoys less volatility in most aspects of the economy, and this year has been no different. Our less-volatile housing market has resulted in more stable growth and a strong labor market. Although Iowa projects 4.4 percent growth in income, rising education and healthcare costs will continue to weigh on budgets.

INVESTMENT POLICIES AND STRATEGIES

IPAIT was created pursuant to Iowa Code Chapter 28E in 1987 to enable eligible Iowa public agencies to invest their available operating and reserve funds in a competitive rate environment, safely and effectively. Both the Diversified and DGO Funds have followed established money market mutual fund investment parameters designed to maintain a $1 per unit net asset value since inception.

INVESTMENT SAFEGUARDS

Both Funds continue to be focused on their investment objectives as stated in the IPAIT Investment Policy. These goals, in order of priority are: safety of invested principal, maintenance of liquidity, and maximum yield. Within these objectives, each Fund strives to provide participants with the best available rates of return for legally authorized investments. All security settlements within either Fund are settled on a delivery-versus-payment (DVP) basis. DVP settlements greatly reduce the possibility of inappropriate transmission of funds or securities.



RELIABILITY OF INVESTMENT SECTION

All commentary and displays in the Investment Section were prepared by IPAIT's service provider, WB Capital Management Inc. (WB Capital), the program's Investment Adviser, Administrative Services Provider, and Program Support Provider. WB Capital has provided services to the IPAIT program since the program's inception in 1987. All services provided by IPAIT to participants are subject to rigorous and regular verification. WB Capital and IPAIT have designed internal controls and procedures to ensure that material information is made known to the principal executive officers, Jeff Lorenzen (Chief Executive Officer), Vera Lichtenberger (Chief Compliance Officer), and Amy Mitchell (Chief Financial Officer), respectively during the reporting period for the semi-annual and annual report to shareholders. These individuals are required to report any deficiencies and any fraud to the Fund Auditor and to the Audit Committee immediately upon discovery.

STATEMENT OF CHANGES IN NET ASSETS

For the fiscal year ending June 30, 2007 (FY 06/07) and the fiscal year ending June 30, 2006 (FY 05/06) total interest earned, total operating expenses, and net investment income for the IPAIT Diversified and the DGO Funds were as follows:

	Interest Earned	Expenses	Net Investment Income
Diversified Fund			
FY 06/07	$12,944,292	$1,037,120	$11,907,172
FY 05/06	$ 9,590,801	$1,118,335	$ 8,472,466
DGO Fund			
FY 06/07	$1,087,816	$93,621	$994,195
FY 05/06	$ 647,800	$80,459	$567,341

The increase in year-over-year interest earned for the Funds is primarily attributed to higher yields and increased Fund balances in FY 06/07.

Total Fund expenses were slightly lower from FY 05/06 to 06/07. This is partially due to a fee concession made by the service providers and sponsoring associations. The decrease in fees was made to add to the competitive position of IPAIT, placing it among the most competitively priced Local Government Investment Pools in the country.

IPAIT operates pursuant to Service Provider agreements for all aspects of operation. Every agreement specifies the fees to be charged for each component of IPAIT services. Financial and operating highlights from this past year include:

- Receipt of a tenth consecutive Certificate of Achievement for Excellence in Financial Reporting by the Government Finance Officers Association (GFOA),
- Average combined daily investments in the Diversified and DGO Funds of $267,010,219 up from $245,101,870 in the last fiscal year,
- Placement of 27 portfolio certificates of deposit in Iowa financial institutions by the Diversified Fund representing over $35,000,000,
- An authorized membership total of 413 public bodies representing 186 municipalities, 83 counties, 93 municipal utilities, and 51 other eligible public agencies, and
- Total funds invested in IPAIT's investment alternatives peaked for the fiscal year at $500,781,971 on April 11, 2007.

The GFOA awarded a tenth consecutive Certificate of Achievement for Excellence in Financial Reporting to the Iowa Public Agency Investment Trust for its Comprehensive Annual Financial Report (CAFR) for the fiscal year ended June 30, 2006. The Certificate of Achievement is a prestigious national award, recognizing conformance with the highest standards for preparation of state and local government financial reports. In order to be awarded a Certificate of Achievement, a government unit must publish an easily readable and efficiently organized CAFR, whose contents conform to program standards. The CAFR must satisfy both generally accepted accounting principles and applicable legal requirements. A Certificate of Achievement is valid for a period of one year only. We believe our current report continues to conform to the Certificate of Achievement program requirements, and we are submitting it to the GFOA.

PARTICIPANT MEETINGS

The participants had two participant meetings (proxy votes) this year, details of which can be found on page 45 of this report. The participants elected the Board of Trustees and ratified the selection of auditors.



SUMMARY

On behalf of IPAIT's Board of Trustees, sponsoring associations and service providers, we thank you for your continued support of the Iowa Public Agency Investment Trust. We encourage you to contact us with comments and suggestions regarding any improvements to the operation of IPAIT. Your involvement in IPAIT is essential in its ability to provide a competitive investment alternative, and ongoing program opportunities for association members.   As we begin fiscal year 2007-2008, IPAIT will continue to be guided by its objectives of safety, liquidity, and competitive return. In addition, IPAIT will be an excellent resource as a user-friendly investment alternative and also an educational resource. The website provides monthly updates as well as access to the secure IPASonline™ system. We collectively pledge to continue working together to provide a safe source of interest income for every participant.

Respectfully,

Tom Hanafan
Chair, Board of Trustees



TO IPAIT PARTICIPANTS:

While IPAIT's Diversified Fund and Direct Government Obligation (DGO) Fund financial statements and the related financial data contained in these Comprehensive Annual Financial Reports (CAFR's) have been prepared in conformity with U.S. generally accepted accounting principles and have been audited by IPAIT's Independent Registered Public Accounting Firm, KPMG LLP, the ultimate accuracy and validity of this information is the responsibility of the management of the Iowa Public Agency Investment Trust Board of Trustees.

To carry out this responsibility, the Board of Trustees maintains financial policies, procedures, accounting systems and internal controls which the Board believes provide reasonable, but not absolute, assurance that accurate financial records are maintained and investment assets are safeguarded.

In addition, the three ex-officio trustees meet with the Program's service providers and legal counsel to review all aspects of IPAIT performance each month. The Board of Trustees meets quarterly to similarly review Program performance and compliance. In addition, the IPAIT Board of Trustees regularly subjects IPAIT to a comprehensive review of all services and costs of operation.

Fiscal Year 2005/06 CAFRs were submitted to the GFOA and received their tenth consecutive Certificates of Achievement for Excellence in Financial Reporting for fiscal year ended June 2006.

In the Board's opinion, IPAIT's internal controls are adequate to ensure that the financial information in this report presents fairly the IPAIT Diversified and DGO Fund operations and financial condition.

Sincerely,

Robert Haug
Secretary, Board of Trustees
Iowa Public Agency Investment Trust



























IPAIT

Board of Trustees

Mr. Allen Kemp
Acting Executive Director,
Iowa League of Cities

Mr. William Peterson
Executive Director,
Iowa State Association of Counties
IPAIT Assistant Secretary and Treasurer to the Board

Mr. Robert Haug
Executive Director,
Iowa Association of Municipal Utilities
IPAIT Secretary to the Board

Mr. Jody Smith
Director of Administrative Services/
City Clerk
City of West Des Moines

Mr. Wayne Northey
Supervisor
Dickinson County

Mr. Donald Kerker
Director, Finance and
Administrative Services
Muscatine Power and Water

Mr. Tom Hanafan
Mayor
City of Council Bluffs

Ms. Dianne Kiefer
County Treasurer
Wapello County

Mr. Leon Rodas
General Manager
Spencer Municipal Utility

Ms. Susan Vavroch
City Treasurer
City of Cedar Rapids

Mr. Richard Heidloff
County Treasurer
Lyon County

Mr. Craig Hall
Manager
Brooklyn Municipal Utilities

The trustees and officers are not compensated for Board service.
Expenses incurred in attending meetings are paid by the Trust.



Name	Address	Age	Position held with IPAIT	Term of Office	Length of Time Served	Principal Occupation During Past Five Years	Number of Portfolios Overseen by Trustee	Outside Directorships
Richard Heidloff	206 S. Second Ave Rock Rapids, IA 51246	62	Trustee	Term Ending 2008	Since 2006	Lyon County Treasurer	2	None
Thomas Hanafan	209 Pearl Street Council Bluffs, IA 51503	58	Trustee, Chair	Term Ending 2009	Since 1992	Council Bluffs Mayor	2	None
Donald Kerker	3205 Cedar Street Muscatine, IA 52761	56	Trustee	Term Ending 2008	Since 1999	Director, Finance & Administrative Services, Muscatine Power and Water	2	None
Dianne Kiefer	101 W. Fourth Street Ottumwa, IA 52501	57	Trustee, Vice Chair	Term Ending 2010	Since 2000	Wapello County Treasurer, College Instructor, Buena Vista University	2	None
Wayne Northey	13750 240th Ave Spirit Lake, IA 51360	73	Trustee	Term Ending 2009	Since 2007	Dickinson County Supervisor	2	None
Craig Hall	138 Jackson Street Brooklyn, IA 52211	55	Trustee	Term Ending 2010	Since 2004	Manager, Brooklyn Municipal Utilities	2	None
Leon Rodas	712 North Grand P.O. Box 222 Spencer, IA 51301	55	Trustee, Second Vice Chair	Term Ending 2009	Since 2003	General Manager, Spencer Municipal Utility	2	None
Jody Smith	P.O. Box 65320 West Des Moines, IA 50265	54	Trustee	Term Ending 2010	Since 1994	Director of Administrative Services/City Clerk, West Des Moines	2	None
Susan Vavroch	50 Second Ave. Bridge Cedar Rapids, IA 52401	48	Trustee	Term Ending 2008	Since 2003	Cedar Rapids City Treasurer	2	None
Alan Kemp	317 Sixth Avenue, Ste 1400 Des Moines, IA 50309	46			Since 2007	Iowa League of Cities Acting Executive Director		
William Peterson	501 SW Seventh St, Ste Q Des Moines, IA 50309	56	IPAIT Treasurer & Assistant Secretary		Since 1994	Iowa State Association of Counties Executive Director		
Robert Haug	1735 NE 70th Avenue Ankeny, IA 50021	59	IPAIT Secretary		Since 1987	Iowa Association of Municipal Utilities Executive Director		



Sponsoring Associations



Iowa Association of Municipal Utilities
1735 NE 70th Avenue
Ankeny, IA 50021-9353
Robert Haug, Executive Director
bhaug@iamu.org
515-289-1999



Iowa State Association of Counties
501 SW 7th Street, Suite Q
Des Moines, IA 50309
William Peterson, Executive Director
bpeterson@iowacounties.org
515-244-7181



Iowa League of Cities
317 Sixth Avenue, Suite 800
Des Moines, IA 50309
Alan Kemp, Acting Executive Director
alankemp@iowaleague.org
515-244-7282

Legal Counsel

AHLERS & COONEY, P.C.
100 Court Avenue, Suite 600
Des Moines, IA 50309
Elizabeth Grob 515-246-0305
egrob@ahlerslaw.com

Investment Adviser
Administrator
Program Support



WB Capital Management Inc.
Century II Building
1415 28th Street, Suite 200
West Des Moines, IA 50266-1461
Jeff Lorenzen 515-224-2718
jlorenzen@wbcap.net
Ron Shortenhaus 515-224-2724
rshortenhaus@wbcap.net
Bryant Sheriff 515-224-2763
bsheriff@wbcap.net
Anita Tracy 515-224-2725
atracy@wbcap.net
Vera Lichtenberger 515-224-2764
vlichtenberger@webcap.net

Custodian



Wells Fargo Bank, N.A.
MAC N8200-034
666 Walnut Street, P.O. Box 837
Des Moines, IA 50304-0837
Kristi Boyce 515-245-8504
kristi.j.boyce@wellsfargo.com
Teresa Smith 515-245-3245
teresa.a.smith@wellsfargo.com

Independent Registered
Public Accounting Firm



KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309
Sean Vicente 515-697-1108
msvicente@kpmg.com



IPAIT Board of Trustees

Tom Hanafan, Chair

Dianne Kiefer, Vice Chair

Leon Rodas, Second Vice Chair

Donald Kerker, Board Member

Richard Heidloff, Board Member

Craig Hall, Board Member

Wayne Northey, Board Member

Jody Smith, Board Member

Susan Vavroch, Board Member

IPAIT Sponsoring Association

Iowa League of Cities
Alan Kemp

Iowa State Association
Of Counties
William Peterson

Iowa Association Of
Municipal Utilities
Robert Haug

IPAIT Custodian

Wells Fargo Bank, N.A.
Kristi Boyce

IPAIT Investment Adviser

WB Capital
Management Inc.
Jeff Lorenzen

IPAIT Legal Counsel

Ahlers & Cooney, P.C.
Elizabeth Grob

IPAIT Independent Registered Public Accounting Firm

KPMG LLP
Sean Vicente

IPAIT Administrator

WB Capital
Management Inc.
Vera Lichtenberger
Anita Tracy

IPAIT Program Support

WB Capital
Management Inc.
Ron Shortenhaus
Bryant Sheriff



Certificate of Achievement for Excellence in Financial Reporting

Presented to

Iowa Public Agency Investment Trust Diversified Fund/Direct Government Obligation Fund

For its Comprehensive Annual
Financial Report
for the Fiscal Year Ended
June 30, 2006

A Certificate of Achievement for Excellence in Financial
Reporting is presented by the Government Finance Officers
Association of the United States and Canada to
government units and public employee retirement
systems whose comprehensive annual financial
reports (CAFRs) achieve the highest
standards in government accounting
and financial reporting.

President

Executive Director

FINANCIAL SECTION





This section of the IPAIT Diversified Portfolio's annual Financial Report presents management's discussion and analysis of the financial position and results of operations for the fiscal years ended June 30, 2007 (FY 07) and 2006 (FY 06). This information is being presented to provide additional information regarding the activities of IPAIT, pursuant to the requirements of Governmental Accounting Standards Board Statement No. 34, Basic Financial Statements – and Management's Discussion and Analysis – for State and Local Governments, Statement No. 37, Basic Financial Statements – and Management's Discussion and Analysis – for State and Local Governments: Omnibus, and Statement No. 38, Certain Financial Statement Note Disclosures (Statements Nos. 34, 37, and 38). This discussion and analysis should be read in conjunction with the Report of Independent Registered Public Accounting Firm, KPMG LLP, the Financial Statements, and the accompanying notes.

OVERVIEW OF THE FINANCIAL STATEMENTS

The Management's Discussion and Analysis provides an introduction to and overview of the basic financial statements of IPAIT's Diversified Portfolio. The following components comprise the financial statements: 1) Schedule of Investments, 2) Statement of Net Assets, 3) Statements of Operations, 4) Statements of Changes in Net Assets, and 5) Notes to Financial Statements.

- The Schedule of Investments lists each security held by the portfolio as of the date of current fiscal year end.
- The Statement of Net Assets shows the financial position (assets and liabilities) of the portfolio as of the date of the current fiscal year end.
- The Statements of Operations display the results of operations (income and expenses) of the portfolio for the two most recent fiscal years.
- The Statements of Changes in Net Assets display the results of additions (net investment income, unit sales, and reinvestments) and deductions (dividends and unit redemptions) of the portfolio for the two most recent fiscal years.
- The Notes to Financial Statements describe significant accounting policies and disclose summary security transaction amounts of the portfolio.

CONDENSED FINANCIAL INFORMATION AND FINANCIAL ANALYSIS

Year-over-year changes in most financial statement amounts reported in IPAIT's Diversified Portfolio are most significantly impacted by the level of average net assets (which fluctuates based on the overall levels of participant/unitholder invested balances). Additionally, changes in the short-term interest rate environment (which follows the general trend established by monetary policy set by the Federal Reserve) contribute to year-over-year variances in the amount of investment income earned by the portfolio. Over the last twelve months, the Federal Reserve's Federal Open Market Committee has not changed the Fed Funds target rate of 5.25 percent. In the preceeding twelve months, the Fed Funds target was increased eight times, from 3.25 percent to 5.25 percent.



Condensed financial information and variance explanations for FY 07, as compared to FY 06 follows.

Net Assets	June 30, 2007	Percent Change	June 30, 2006
Total investments	$240,230,576	15%	$209,699,643
Excess of other assets over total liabilities	103,667	102%	(6,218,102)
Net assets held in trust for pool participants	240,334,243	18%	203,481,541
Average Net Assets	$245,847,573	7%	$229,267,241

Total investments and net assets increased 15 and 18 percent, respectively, comparing June 30, 2007 and June 30, 2006 amounts. During FY 07, average net assets increased 7 percent to $245,847,573 from average net assets of $229,267,241 during FY 06. The significant decrease in excess of total liabilities over other assets was due to a liability for securities purchased on June 30, 2006 and settled on July 3, 2006 in the amount of $6,235,663. The Diversified portfolio experienced a net increase of assets in FY 07 due to a more favorable interest rate environment for the entire 12-month period compared to the prior 12-month period. Also, the Diversified portfolio's investment rate was more favorable than alternative investments, such as bank certificates of deposit.

Change in Net Asset for the years ended	June 30, 2007	Percent Change	June 30, 2006
Investment Income	$12,944,292	35%	$9,590,801
Total Expenses	(1,037,120)	-7%	(1,118,335)
Dividends to unitholders from net investment income	(11,907,172)	41%	(8,472,466)
Net increase (decrease) in assets derived from unit transactions	36,852,702	241%	(26,186,425)
Net assets at beginning of year	203,481,541	-11%	229,667,966
Net assets at end of year	$240,334,243	18%	$203,481,541

Investment income and dividends to unitholders from net investment income increased 35 percent and 41 percent, respectively, during FY 07 compared to FY 06 due to the higher interest rate environment for the entire 12-month period. Total expenses are derived based on net assets held by the Fund. These expenses decreased 7 percent during FY 07 compared to FY 06 due to a reduction in fees effective January 2, 2007. During FY 07 compared to FY 06, units sold and redeemed increased 8 percent and 3 percent, respectively.



Condensed financial information and changes explanations for FY 06 as compared to the fiscal year ended June 30, 2005 (FY 05) follows.

Net Assets	June 30, 2006	Percent Change	June 30, 2005
Total Investments	$209,699,643	-9%	$229,759,603
Excess of total liabilities over other assets	($6,218,102)	-6686%	($91,637)
Net assets held in fund for pool participants	$203,481,541	-11%	$229,667,966
Average Net Assets	$229,267,241	5%	$218,666,940

Total investments and net assets decreased 9 and 11 percent, respectively, comparing June 30, 2006 and June 30, 2005 amounts. During FY 06, average net assets increased 5 percent to $229,267,241 from average net assets of $218,666,940 during FY 05. The significant increase in excess of total liabilities over other assets was due to a liability for securities purchased on June 30, 2006 and settled on July 3, 2006 in the amount of $6,235,663. No such liability existed on June 30, 2005. The Diversified portfolio experienced a net redemption of assets in FY 06 due to investors withdrawals of assets out of the Diversified portfolio for other investment opportunities. During FY 06, bank investment options, specifically certificates of deposit continued to be appealing versus money market funds.

Change in Net Asset for the years ended	June 30, 2006	Percent Change	June 30, 2005
Investment Income	$9,590,801	100%	$4,792,152
Total Expenses	($1,118,335)	6%	($1,058,235)
Dividends to unitholders from net investment income	($8,472,466)	127%	($3,733,917)
Net increase (decrease) in assets derived from unit transactions	($26,186,425)	-4%	($25,150,144)
Net assets at beginning of year	$229,667,966	-10%	$254,818,110
Net assets at end of year	$203,481,541	-11%	$229,667,966

Investment income and dividends to unitholders from net investment income increased 100 percent and 127 percent, respectively, during FY 06 compared to FY 05 due to the higher interest rate environment. With the increase in Fed Fund rates, money market fund returns have improved during FY 06. Total expenses are derived based on net assets held by the Fund. These expenses increased 6 percent during FY 06 compared to FY 05 due to higher average net assets throughout FY 06. Also, the other fees and expenses accrual of 0.025 percent had been temporarily suspended for the 16 month period ended December 31, 2004 and reinstated at 0.02 percent January 1, 2005 through June 30, 2005. These full fees and expenses applied for the entire FY 06. The accrual was at the full 0.025 percent for the entire FY 06. During FY 06 compared to FY 05, units sold and redeemed increased 9 percent and 9 percent, respectively.

CONTACTING THE PORTFOLIO'S FINANCIAL MANAGEMENT

This financial report is designed to provide IPAIT participants and prospective investors with a general overview of the Fund's finances and to demonstrate the Fund's accountability for the resources it receives and manages. If you have questions about the report or need additional financial information, contact IPAIT at 800-872-4024 or visit the website at IPAIT.org.





KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Unitholders
Iowa Public Agency Investment Trust:

We have audited the accompanying statement of net assets, including schedule of investments, of the Diversified Portfolio of the Iowa Public Agency Investment Trust (the Portfolio) as of June 30, 2007, and the related statements of operations, and changes in net assets for each of the years in the two-year period then ended, and financial highlights for each of the years in the five-year period then ended. These financial statements and the financial highlights are the responsibility of the Portfolio's management. Our responsibility is to express an opinion on these financial statements and the financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board and the standards applicable to financial audits contained in Government Auditing Standards issued by the Comptroller General of the United States. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Diversified Portfolio of the Iowa Public Agency Investment Trust at June 30, 2007, and the results of its operations and its changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years presented, in conformity with U.S. generally accepted accounting principles.

In accordance with Government Auditing Standards, we have also issued our report dated August 13, 2007 on our compliance with certain provisions of laws, regulations, and other matters. The purpose of that report is to describe the scope of our testing, and not to provide an opinion on the internal control over financial reporting or on compliance. That report is an integral part of an audit performed in accordance with Government Auditing Standards and should be read in conjunction with this report in considering the results of our audits.

Our audit was performed for the purpose of forming an opinion on the Portfolio's financial statements. The introductory section, other supplementary information, investment section and statistical section are presented for the purpose of additional analysis and are not a required part of the financial statements. The introductory section, other supplementary information, investment section and statistical section have not been subjected to the auditing procedures applied by us in the audit of the financial statements and, accordingly, we express no opinion on them.

The management's discussion and analysis on pages 16 to 18 is not a required part of the financial statements but is supplementary information required by U.S. generally accepted accounting principles. We have applied certain limited procedures, which consisted principally of inquiries of management regarding the methods of measurement and presentation of the management discussion and analysis information. However, we did not audit the information and express no opinion on it.

KPMG LLP

Des Moines, Iowa
August 13, 2007



Iowa Public Agency Investment Trust - Diversified Portfolio
Schedule of Investments - June 30, 2007
(Showing Percentage of Total Investments)

Par Value	Description	Yield at Time of Purchase	Due Date	Amortized Cost
DISCOUNTED GOVERNMENT SECURITIES -- 4.50%				
$ 3,000,000	Federal Home Loan Bank Discount Note	5.24%	10/05/07	$ 2,960,221
3,000,000	Federal Home Loan Bank Discount Note	5.22%	10/05/07	2,960,220
2,000,000	Federal Home Loan Mortgage Corporation Discount Note	5.27%	11/13/07	1,962,126
3,000,000	Federal Home Loan Mortgage Corporation Discount Note	5.10%	12/11/07	2,934,107
	TOTAL (cost -- $10,816,674)			$ 10,816,674
COUPON SECURITIES -- 24.94%				
$ 3,000,000	Federal Home Loan Bank, 4.63%	5.18%	07/18/07	$ 2,999,228
1,800,000	Federal Home Loan Bank, 2.30%	5.18%	07/24/07	1,796,828
3,000,000	Federal National Mortgage Association, 4.75%	5.27%	08/03/07	2,998,609
500,000	Federal Home Loan Mortgage Corporation, 3.00%	5.28%	08/15/07	498,628
3,000,000	Federal Home Loan Mortgage Corporation, 4.00%	5.18%	08/17/07	2,995,585
1,000,000	Federal Farm Credit Bank, 4.20%	5.18%	08/28/07	998,483
3,000,000	Federal Home Loan Mortgage Corporation, 5.00%	5.14%	09/07/07	2,999,256
1,000,000	Federal Home Loan Bank, 4.25%	5.18%	09/14/07	998,144
2,347,000	Federal Home Loan Mortgage Corporation, 3.00%	5.26%	09/18/07	2,335,887
1,800,000	Federal Home Loan Bank, Step Coupon	5.14%	09/24/07	1,795,189
500,000	Federal Home Loan Bank, 3.25%	5.30%	10/19/07	497,025
2,000,000	Federal Home Loan Bank, Step Coupon	5.16%	10/22/07	1,995,750
4,500,000	Federal Home Loan Bank, 4.63%	5.15%	10/24/07	4,492,803
1,000,000	Federal Home Loan Bank, 3.80%	5.18%	11/13/07	995,086
4,000,000	Federal National Mortgage Association, 5.15%	5.16%	11/21/07	3,999,768
2,000,000	Federal Home Loan Bank, 4.88%	5.28%	11/23/07	1,996,760
2,150,000	Federal Home Loan Mortgage Corporation, 4.15%	5.26%	12/07/07	2,139,941
5,000,000	Federal Home Loan Mortgage Corporation, 4.15%	5.18%	12/07/07	4,978,218
4,525,000	Federal Farm Credit Bank, 3.10%	5.26%	01/22/08	4,472,022
3,000,000	Federal National Mortgage Association, 5.75%	5.25%	02/15/08	3,008,836
2,000,000	Federal Home Loan Mortgage Corporation, 4.63%	5.16%	02/21/08	1,993,351
4,000,000	Federal Home Loan Bank, 2.75%	5.13%	03/14/08	3,935,589
5,000,000	Federal Home Loan Bank, 5.00%	5.20%	03/19/08	4,992,916
	TOTAL (cost -- $59,913,902)			$ 59,913,902

See accompanying notes to financial statements.

(Continued)



Iowa Public Agency Investment Trust - Diversified Portfolio
Schedule of Investments - June 30, 2007
(Showing Percentage of Total Investments)

Par Value	Description	Yield at Time of Purchase	Due Date	Amortized Cost
CERTIFICATES OF DEPOSIT -- 5.58%				
$ 3,000,000	Freedom Bank-Elkader	5.78%	07/05/07	$ 3,000,000
800,000	Exchange Bank-Collins	5.81%	07/06/07	800,000
1,000,000	American State Bank-Sioux Center	5.45%	07/13/07	1,000,000
1,000,000	American State Bank-Sioux Center	5.46%	07/24/07	1,000,000
900,000	First State Bank-Ida Grove	5.46%	08/23/07	900,000
1,000,000	St Ansgar State Bank	5.55%	09/07/07	1,000,000
1,500,000	Union State Bank-Winterset	5.55%	09/07/07	1,500,000
200,000	Farmers State Bank-Hawarden	5.44%	09/17/07	200,000
1,000,000	American State Bank-Sioux Center	5.48%	10/10/07	1,000,000
1,000,000	American Bank-LeMars	5.21%	12/06/07	1,000,000
2,000,000	Community State Bank-Ankeny	5.49%	12/28/07	2,000,000
	TOTAL (cost -- $13,400,000)			$ 13,400,000
REPURCHASE AGREEMENTS (collateralized by U.S. Govt. Securities) -- 64.98%				
$ 54,100,000	Barclays Capital Inc.	5.25%	07/02/07	$ 54,100,000
50,000,000	Bear Stearns and Company Inc.	5.10%	07/02/07	50,000,000
52,000,000	J.P. Morgan Securities Inc.	5.15%	07/02/07	52,000,000
	TOTAL (cost -- $156,100,000)			$ 156,100,000
TOTAL INVESTMENTS -- 100%	(cost -- $240,230,576)			$ 240,230,576



Iowa Public Agency Investment Trust - Diversified Portfolio
Statement of Net Assets - June 30, 2007

ASSETS

Investments in securities at amortized cost:

Discounted Government Securities	$	10,816,674
Coupon Securities		59,913,902
Certificates of Deposit		13,400,000
Repurchase Agreements		156,100,000
Cash		621
Interest Receivable		1,196,585
Total Assets		241,427,782

LIABILITIES

Investment advisory, administrative, and program support fees payable	49,270
Custody fees payable	6,236
Distribution fees payable	15,588
Other fees and expenses payable	5,196
Dividends payable	1,017,249
Total liabilities	1,093,539

NET ASSETS HELD IN TRUST FOR POOL PARTICIPANTS	$	240,334,243
Units of beneficial interest outstanding		240,334,243
Net asset value - offering and redemption price per share	$	1.00

See accompanying notes to financial statements.



Iowa Public Agency Investment Trust - Diversified Portfolio

Statements of Operations
For the Years Ended June 30,

	2007	2006
INVESTMENT INCOME:		
Interest	$12,944,292	$9,590,801
EXPENSES:		
Investment advisory, administrative,		
and program support fees	666,152	721,082
Custody Fees	95,391	110,670
Distribution fees	214,115	229,267
Other fees and expenses	61,462	57,316
TOTAL EXPENSES	1,037,120	1,118,335
NET INVESTMENT INCOME	$11,907,172	$8,472,466

Statements of Changes in Net Assets
For the Years Ended June 30,

	2007	2006
ADDITIONS:		
From Investment Activities:		
Net Investment income	$11,907,172	$8,472,466
From Unit Transactions:		
(at constant net asset value of $1 per unit)		
Units sold	1,246,520,563	1,151,719,716
Units issued in reinvestment		
of dividends from net		
investment income	11,054,958	7,815,349
TOTAL ADDITIONS	1,269,482,693	1,168,007,531
DEDUCTIONS:		
Dividends to unitholders from:		
Net investment income	(11,907,172)	(8,472,466)
From Unit Transactions:		
Units redeemed	(1,220,722,819)	(1,185,721,490)
TOTAL DEDUCTIONS	(1,232,629,991)	(1,194,193,956)
Net increase/(decrease) in net assets	36,852,702	(26,186,425)
Net assets held in trust for pool participants at beginning of period	203,481,541	229,667,966
Net assets held in trust for pool participants at end of period	$240,334,243	$203,481,541

See accompanying notes to financial statements.



(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Iowa Public Agency Investment Trust (IPAIT) is a common law trust established under Iowa law pursuant to Chapter 28E and Sections 331.555 and 384.21, Iowa Code (1987), as amended, which authorizes Iowa public agencies to jointly invest monies pursuant to a joint investment agreement. IPAIT is registered under the Investment Company Act of 1940 as required by Iowa Statute and files reports with the Securities and Exchange Commission under Regulation S-X. IPAIT was established by the adoption of a Joint Powers Agreement and Declaration of Trust as of October 1, 1987, and commenced operations on November 13, 1987. The Joint Powers Agreement and Declaration of Trust was amended September 1, 1988, May 1, 1993, and again on September 1, 2005. As amended, IPAIT is authorized to operate and now operates investment programs, one of which is the Diversified Portfolio. The accompanying financial statements include activities of the Diversified Portfolio. The objective of the portfolio is to maintain a high degree of liquidity and safety of principal through investment in short-term securities as permitted for Iowa public agencies under Iowa law. Wells Fargo Bank, N.A. (Wells Fargo), serves as the Custodian, and WB Capital Management Inc. (WB Capital) serves as the Investment Adviser, Administrator, and Program Support Provider.

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net investment income during the year. Actual results could differ from those estimates.

In reporting financial activity, IPAIT applies applicable Governmental Accounting Standards Board (GASB) pronouncements, as well as all Financial Accounting Standards Board and predecessor statements and interpretations not in conflict with GASB pronouncements.

IPAIT is exposed to various risks in connection with operation of the Diversified Portfolio and adheres to policies which attempt to mitigate market risk in the portfolio and maintains insurance coverage for fidelity and errors and omissions exposures. IPAIT has had no claims or settlements under its insurance coverage since its organization in 1987.

INVESTMENTS IN SECURITIES

The Diversified Portfolio consists of cash and short-term investments valued at amortized cost, which approximates fair value, pursuant to Rule 2a-7 under the Investment Company Act of 1940. This involves valuing a portfolio security at its original cost on the date of purchase, and thereafter amortizing any premium or discount on a straight-line basis to maturity. The amount of premium or discount amortized to income under the straight-line method does not differ materially from the amount which would be amortized to income under the interest method due to the short-term nature of investments held. Procedures are followed to maintain a constant net asset value of $1.00 per unit for the portfolio.

Security transactions are accounted for on the trade date. Interest income, including the accretion of discount and amortization of premium, is recorded daily on the accrual basis.

IPAIT is authorized by investment policy and statute to invest public funds in obligations of the U.S. government, its agencies and instrumentalities; certificates of deposit and other evidences of deposit at federally insured Iowa depository institutions approved and secured pursuant to Chapter 12B of the Code of Iowa; and repurchase agreements, provided that the underlying collateral consists of obligations of the U.S. government, its agencies and instrumentalities and that IPAIT's custodian takes delivery of the collateral either directly or through an authorized custodian.

In connection with transactions in repurchase agreements, it is IPAIT's policy that its custodian take possession of the underlying collateral securities, the value of which exceeds the principal amount of the repurchase transaction, including accrued interest at all times. If the seller defaults and the value of the collateral declines, realization of the collateral by IPAIT may be delayed or limited. At June 30, 2007 and 2006, the securities purchased under overnight agreements to resell were collateralized by government agency securities with a value of $159,357,940 and $134,409,317, respectively.

Certificate of deposit amounts up to $100,000 are insured by the Federal Depository Insurance Company (FDIC). For public funds deposited in Iowa financial institutions in excess of the $100,000 FDIC insurance, the local financial institution must comply with Iowa Code Section 12c.22 to insure appropriate collateralization. As of June 30, 2007, public funds invested in certificates of deposit not covered by FDIC insurance were $12,500,000. Public funds not covered by FDIC or collateralization are covered by the state sinking fund in accordance with Chapter 12C of the Code of Iowa, which provides for additional assessments against depositories to ensure there will be no loss of public funds.



Under Governmental Accounting Standards as to custodial credit risk, IPAIT's investments in securities in the Diversified Portfolio held securities whose S&P credit ratings were 27.4 percent AAA, 5.6 percent not rated (representing all Certificates of Deposit from Iowa financial institutions), and 67.0 percent NA. Securities which carry an NA rating are government securities which are deemed to carry the equivalent of A1+/P1 ratings by the IPAIT Board of Trustees.

Management attempts to limit IPAIT's exposure to interest rate risk and believes this is addressed by the fact that securities are limited under Rule 2a-7 as well as by investment policy and statute to investments of high quality with durations not to exceed 397 days. Hence it is not expected that any significant change in market interest rates would present long term risk to IPAIT.

UNIT ISSUES, REDEMPTIONS AND DISTRIBUTIONS

IPAIT determines the net asset value of the Diversified Portfolio daily. Units are issued and redeemed daily at the daily net asset value. Dividends from net investment income are declared daily and distributed monthly.

INCOME TAXES

IPAIT is exempt from both state and federal income taxes pursuant to Section 115 of the Internal Revenue Code.

FEES AND EXPENSES

Under separate agreements with IPAIT, WB Capital, and Wells Fargo are paid an annual fee for operating the investment program.

During the period of July 1, 2006 to January 1, 2007, WB Capital received 0.250 percent of the average daily net asset value up to $100 million, 0.215 percent from $100 to $250 million and 0.170 percent exceeding $250 million for investment adviser and administrative fees. WB Capital also received 0.080 percent of the average daily net asset value for program support fees. By contract amendment, fees were reduced beginning January 2, 2007 to the following: WB Capital receives 0.190 percent of the average daily net asset value up to $150 million, 0.160 percent from $150 to $250 million and 0.130 percent exceeding $250 million for investment adviser and administrative fees. In addition, WB Capital receives 0.060 percent of the average daily net asset value for program support fees. For the years ended June 30, 2007 and 2006, the Diversified Portfolio paid $666,152 and $721,082, respectively, to WB Capital for services provided.

During the period of July 1, 2006 to January 1, 2007, Wells Fargo received 0.050 percent of the average daily net asset value up to $150 million, 0.045 percent from $150 to $300 million, and 0.040 percent exceeding $300 million for custodial services. By contract amendment, fees were reduced beginning January 2, 2007 to 0.030 percent of the average daily net asset value of the portfolio. For the years ended June 30, 2007 and 2006, the Diversified Portfolio paid $95,391 and $110,670, respectively, to Wells Fargo for services provided.

During the period of July 1, 2006 to January 1, 2007, under a distribution plan the public agency associations collectively received an annual fee of 0.100 percent of the daily net asset value of the portfolio. By contract amendment, fees were reduced beginning January 2, 2007 to 0.075 percent of the average daily net asset value. For the years ended June 30, 2007 and 2006, the Diversified Portfolio paid $111,849 and $121,928 to the Iowa League of Cities, $72,058 and $74,269 to the Iowa State Association of Counties, and $30,208 and $33,070 to the Iowa Association of Municipal Utilities, respectively.

IPAIT is responsible for other fees and expenses incurred directly by IPAIT. The other fees and expenses accrual is 0.025 percent of the average daily net asset value, and amounted to $61,462 and $57,316 for the years ended June 30, 2007 and 2006, respectively. All fees are computed daily and paid monthly.

(2) SECURITIES TRANSACTIONS

Purchases of portfolio securities for the Diversified Portfolio aggregated $41,708,651,027 and $37,888,478,441 for the years ended June 30, 2007 and 2006, respectively. Proceeds from maturities of securities for the Diversified Portfolio aggregated $41,679,257,000 and $37,909,798,000 for the years ended June 30, 2007 and 2006, respectively.



Iowa Public Agency Investment Trust - Diversified

Selected Data for Each Unit of Portfolio Outstanding Through Each Year Ended June 30	**2007**	**2006**	**2005**	**2004**	**2003**
Net Asset Value, Beginning of Period	$1.000	$1.000	$1.000	$1.000	$1.000
Net Investment Income	0.048	0.037	0.017	0.006	0.009
Dividends Distributed	(0.048)	(0.037)	(0.017)	(0.006)	(0.009)
Net Asset Value, End of Period	$1.000	$1.000	$1.000	$1.000	$1.000
Total Return*	4.95%	3.76%	1.70%	0.60%	0.95%
Ratio of Expenses to Average Net Assets**	0.42%	0.49%	0.48%	0.48%	0.56%
Ratio of Net Investment Income to Average Net Assets	4.84%	3.70%	1.71%	0.59%	0.94%
Net Assets, End of Period (000 Omitted)	$240,334	$203,482	$229,668	$254,818	$245,025

* Total return is calculated by taking the ending value of an initial $1,000 investment including monthly reinvested dividends, minus the initial investment, divided by the initial $1,000 investment.

** A portion of Other Fees and Expenses was reduced beginning September 1, 2004 through June 30, 2005.

See accompanying Report of Independent Registered Public Accounting Firm



This section of the IPAIT DGO Portfolio's annual Financial Report presents management's discussion and analysis of the financial position and results of operations for the fiscal years ended June 30, 2007 (FY 07) and 2006 (FY 06). This information is being presented to provide additional information regarding the activities of IPAIT, pursuant to the requirements of Governmental Accounting Standards Board Statement No. 34, Basic Financial Statements – and Management's Discussion and Analysis – for State and Local Governments, Statement No. 37, Basic Financial Statements – and Management's Discussion and Analysis – for State and Local Governments: Omnibus, and Statement No. 38, Certain Financial Statement Note Disclosures (Statements Nos. 34, 37, and 38). This discussion and analysis should be read in conjunction with the Report of Independent Registered Public Accounting Firm, KPMG LLP, the Financial Statements, and the accompanying notes.

OVERVIEW OF THE FINANCIAL STATEMENTS

The Management's Discussion and Analysis provides an introduction to and overview of the basic financial statements of IPAIT's DGO Portfolio. The following components comprise the financial statements: 1) Schedule of Investments, 2) Statement of Net Assets, 3) Statement of Operations, 4) Statements of Changes in Net Assets, and 5) Notes to Financial Statements.

- The Schedule of Investments lists each security held by the portfolio as of the date of current fiscal year end.
- The Statement of Net Assets shows the financial position (assets and liabilities) of the portfolio as of the date of the current fiscal year end.
- The Statements of Operations display the results of operations (income and expenses) of the portfolio for the two most recent fiscal years.
- The Statements of Changes in Net Assets display the results of additions (net investment income, unit sales, and reinvestments) and deductions (dividends and unit redemptions) of the portfolio for the two most recent fiscal years.
- The Notes to Financial Statements describe significant accounting policies and disclose summary security transaction amounts of the portfolio.

CONDENSED FINANCIAL INFORMATION AND FINANCIAL ANALYSIS

Year-over-year changes in most financial statement amounts reported in IPAIT's DGO Portfolio are most significantly impacted by the level of average net assets (which fluctuates based on the overall levels of participant/unitholder invested balances). Additionally, changes in the short-term interest rate environment (which follows the general trend established by monetary policy set by the Federal Reserve) contribute to year-over-year variances in the amount of investment income earned by the portfolio. Over the last twelve months, the Federal Reserve's Federal Open Market Committee has not changed the Fed Funds target rate of 5.25 percent. In the preceeding twelve months, the Fed Funds target was increased eight times, from 3.25 percent to 5.25 percent.



Condensed financial information and variance explanations for FY 07 as compared to FY 06 follows.

Net Assets	June 30, 2007	Percent Change	June 30, 2006
Total Investments	$15,104,438	-14%	$17,646,380
Excess of other assets over total liabilities	32,932	105%	(697,225)
Net assets held in fund for pool participants	15,137,370	-11%	16,949,155
Average Net Assets	$21,162,647	34%	$15,834,629

Total investments and net assets decreased 14 percent and 11 percent, respectively, comparing June 30, 2007 and June 30, 2006 amounts. During FY 07, average net assets increased 34 percent to $21,162,647 from average net assets of $15,834,629 during FY 06. The significant decrease in excess of total liabilities over other assets was due to a liability for securities purchased on June 30, 2006 and settled on July 3, 2006 in the amount of $701,296. The DGO portfolio experienced a net redemption of assets in FY 07 due to the transfer of assets to the Diversified portfolio.

Change in Net Asset for the years ended	June 30, 2007	Percent Change	June 30, 2006
Investment Income	$1,087,816	68%	$647,800
Total Expenses	(93,621)	16%	(80,459)
Dividends to unitholders from net investment income	(994,195)	75%	(567,341)
Net increase (decrease) in assets derived from unit transactions	(1,811,785)	-184%	2,153,472
Net assets at beginning of year	16,949,155	15%	14,795,683
Net assets at end of year	$15,137,370	-11%	$16,949,155

Investment income increased 68 percent during FY 07 compared to FY 06 due to the higher interest rate environment for the entire 12-month period and higher average net assets. Dividends to unitholders from net investment income increased 75 percent during FY 07 compared to FY 06. Total expenses are derived based on net assets held by the Fund. These expenses increased 16 percent during FY 07 compared to FY 06 due to higher average net assets for FY 07. Fees were reduced effective January 2, 2007. During FY 07 compared to FY 06, units sold decreased 24 percent and units redeemed decreased 12 percent, respectively.



Condensed financial information and changes explanations for FY 06 as compared to the fiscal year ended June 30, 2005 (FY 05) follows.

Net Assets	June 30, 2006	Percent Change	June 30, 2005
Total Investments	$17,646,380	19%	$14,805,041
Excess of total liabilities over other assets	($697,225)	-7351%	($9,358)
Net assets held in fund for pool participants	$16,949,155	15%	$14,795,683
Average Net Assets	$15,834,629	-37%	$25,125,734

Total investments and net assets increased 19 percent and 15 percent, respectively, comparing June 30, 2006 and June 30, 2005 amounts. During FY 06, average net assets decreased 37 percent to $15,834,629 from average net assets of $25,125,734 during FY 05 for the DGO portfolio. The significant increase in excess of total liabilities over other assets was due to a liability for securities purchased on June 30, 2006 and settled on July 3, 2006 in the amount of $701,296. The DGO portfolio experienced a net increase of assets in FY 06 partially due to the transfer of assets from the Diversified portfolio.

Change in Net Asset for the years ended	June 30, 2006	Percent Change	June 30, 2005
Investment Income	$647,800	36%	$475,110
Total Expenses	($80,459)	-36%	($125,123)
Dividends to unitholders from net investment income	($567,341)	62%	($349,987)
Net increase (decrease) in assets derived from unit transactions	$2,153,472	109%	($22,736,565)
Net assets at beginning of year	$14,795,683	-61%	$37,532,248
Net assets at end of year	$16,949,155	15%	$14,795,683

Investment income increased 36 percent during FY 06 compared to FY 05 due to the higher interest rate environment. With the increase in Fed Fund rates, money market fund returns improved during FY 06. Dividends to unitholders from net investment income increased 62 percent during FY 06 compared to FY 05. Total expenses are derived based on net assets held by the Fund. These expenses decreased 36 percent during FY 06 compared to FY 05 due to lower average net assets throughout FY 06. Units sold increased 77 percent and units redeemed decreased 20 percent from FY 05 to FY 06.

CONTACTING THE PORTFOLIO'S FINANCIAL MANAGEMENT

This financial report is designed to provide IPAIT participants and prospective investors with a general overview of the Fund's finances and to demonstrate the Fund's accountability for the resources it receives and manages. If you have questions about the report or need additional financial information, contact IPAIT at 800-872-4024 or visit the website at IPAIT.org.





KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Unitholders
Iowa Public Agency Investment Trust:

We have audited the accompanying statement of net assets, including schedule of investments, of the Direct Government Obligation Portfolio of the Iowa Public Agency Investment Trust (the Portfolio) as of June 30, 2007, and the related statements of operations and changes in net assets for each of the years in the two-year period then ended, and financial highlights for each of the years in the five-year period then ended. These financial statements and the financial highlights are the responsibility of the Portfolio's management. Our responsibility is to express an opinion on these financial statements and the financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board and the standards applicable to financial audits contained in Government Auditing Standards issued by the Comptroller General of the United States. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Direct Government Obligation Portfolio of the Iowa Public Agency Investment Trust at June 30, 2007, and the results of its operations and its changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years presented, in conformity with U.S. generally accepted accounting principles.

In accordance with Government Auditing Standards, we have also issued our report dated August 13, 2007 on our compliance with certain provisions of laws, regulations, and other matters. The purpose of that report is to describe the scope of our testing, and not to provide an opinion on the internal control over financial reporting or on compliance. That report is an integral part of an audit performed in accordance with Government Auditing Standards and should be read in conjunction with this report in considering the results of our audits.

Our audit was performed for the purpose of forming an opinion on the Portfolio's financial statements. The introductory section, other supplementary information, investment section and statistical section are presented for the purpose of additional analysis and are not a required part of the financial statements. The introductory section, other supplementary information, investment section and statistical section have not been subjected to the auditing procedures applied by us in the audit of the financial statements and, accordingly, we express no opinion on them.

The management's discussion and analysis on pages 27 to 29 is not a required part of the financial statements but is supplementary information required by U.S. generally accepted accounting principles. We have applied certain limited procedures, which consisted principally of inquiries of management regarding the methods of measurement and presentation of the management discussion and analysis information. However, we did not audit the information and express no opinion on it.

KPMG LLP

Des Moines, Iowa
August 13, 2007


Iowa Public Agency Investment Trust - Direct Government Obligation Portfolio
Schedule of Investments - June 30, 2007
(Showing Percentage of Total Investments)

Par Value	Description	Yield at Time of Purchase	Due Date	Amortized Cost
	COUPON SECURITIES -- 47.55%			
$ 300,000	United States Treasury Note, 3.63%	5.01%	06/30/07	$ 300,000
200,000	United States Treasury Note, 3.63%	5.07%	06/30/07	200,000
200,000	United States Treasury Note, 3.63%	5.07%	06/30/07	200,000
300,000	United States Treasury Note, 3.88%	4.95%	07/31/07	299,740
600,000	United States Treasury Note, 3.88%	5.06%	07/31/07	599,430
300,000	United States Treasury Note, 6.13%	4.99%	08/15/07	300,418
300,000	United States Treasury Note, 3.25%	4.95%	08/15/07	299,375
300,000	United States Treasury Note, 4.00%	4.94%	09/30/07	299,326
300,000	United States Treasury Note, 4.00%	4.94%	09/30/07	299,317
500,000	United States Treasury Note, 4.00%	4.95%	09/30/07	498,851
300,000	United States Treasury Note, 4.25%	4.92%	10/31/07	299,355
600,000	United States Treasury Note, 4.25%	5.01%	10/31/07	598,524
200,000	United States Treasury Note, 3.00%	5.00%	11/15/07	198,553
500,000	United States Treasury Note, 3.00%	4.89%	11/15/07	496,582
200,000	United States Treasury Note, 3.00%	5.13%	11/15/07	198,453
200,000	United States Treasury Note, 4.38%	4.91%	12/31/07	199,483
500,000	United States Treasury Note, 4.38%	5.05%	12/31/07	498,348
300,000	United States Treasury Note, 4.38%	4.97%	12/31/07	299,118
300,000	United States Treasury Note, 4.38%	5.04%	12/31/07	299,021
200,000	United States Treasury Note, 4.63%	5.04%	02/29/08	199,457
300,000	United States Treasury Note, 4.63%	4.88%	03/31/08	299,440
300,000	United States Treasury Note, 4.88%	5.01%	04/30/08	299,647
	TOTAL (cost -- $7,182,438)			$ 7,182,438
	REPURCHASE AGREEMENTS (collateralized by U.S. Govt. Securities) -- 52.45%			
$ 4,922,000	Barclays Capital Inc.	4.05%	07/02/07	$ 4,922,000
3,000,000	Bear Stearns and Company Inc.	4.00%	07/02/07	3,000,000
	TOTAL (cost -- $7,922,000)			$ 7,922,000
	TOTAL INVESTMENTS -- 100% (cost -- $15,104,438)			$ 15,104,438

See accompanying notes to financial statements.



Iowa Public Agency Investment Trust - Direct Government Obligation Portfolio
Statement of Net Assets - June 30, 2007

ASSETS

Investments in securities at amortized cost:		
Coupon Securities	$	7,182,438
Repurchase Agreements		7,922,000
Cash		892
Interest Receivable		98,166
Total Assets		15,203,496

LIABILITIES

Investment advisory, administrative,	
and program support fees payable	3,307
Custody fees payable	397
Distribution fees payable	992
Other fees and expenses payable	330
Dividends payable	61,100
Total liabilities	66,126

NET ASSETS HELD IN TRUST FOR POOL PARTICIPANTS	$	15,137,370
Units of beneficial interest outstanding		15,137,370
Net asset value - offering and redemption price per share	$	1.00

See accompanying notes to financial statements.



Iowa Public Agency Investment Trust - Direct Government Obligation Portfolio

Statements of Operations
For the Years Ended June 30,

	2007	2006
INVESTMENT INCOME:		
Interest	$1,087,816	$647,800
EXPENSES:		
Investment advisory, administrative,		
and program support fees	61,357	52,748
Custody Fees	8,461	7,917
Distribution fees	18,513	15,835
Other fees and expenses	5,290	3,959
TOTAL EXPENSES	93,621	80,459
NET INVESTMENT INCOME	$994,195	$567,341

Statements of Changes in Net Assets
For the Years Ended June 30,

	2007	2006
ADDITIONS:		
From Investment Activities:		
Net Investment income	$994,195	$567,341
From Unit Transactions:		
(at constant net asset value of $1		
per unit)		
Units sold	28,226,682	36,963,154
Units issued in reinvestment		
of dividends from net		
investment income	994,655	536,894
TOTAL ADDITIONS	30,215,532	38,067,389
DEDUCTIONS:		
Dividends to unitholders from:		
Net investment income	(994,195)	(567,341)
From Unit Transactions:		
Units redeemed	(31,033,122)	(35,346,576)
TOTAL DEDUCTIONS	(32,027,317)	(35,913,917)
Net (decrease)/increase in net assets	(1,811,785)	2,153,472
Net assets held in trust for pool participants at beginning of period	16,949,155	14,795,683
Net assets held in trust for pool participants at end of period	$15,137,370	$16,949,155

See accompanying notes to financial statements.



(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Iowa Public Agency Investment Trust (IPAIT) is a common law trust established under Iowa law pursuant to Chapter 28E and Sections 331.555 and 384.21, Iowa Code (1987), as amended, which authorizes Iowa public agencies to jointly invest monies pursuant to a joint investment agreement. IPAIT is registered under the Investment Company Act of 1940 as required by Iowa Statute and files reports with the Securities and Exchange Commission under Regulation S-X. IPAIT was established by the adoption of a Joint Powers Agreement and Declaration of Trust as of October 1, 1987, and commenced operations on November 13, 1987. The Joint Powers Agreement and Declaration of Trust was amended September 1, 1988, May 1, 1993, and again on September 1, 2005. As amended, IPAIT is authorized to operate and now operates investment programs, one of which is the Direct Government Obligation Portfolio. The accompanying financial statements include activities of the Direct Government Obligation Portfolio. The objective of the portfolio is to maintain a high degree of liquidity and safety of principal through investment in short-term securities as permitted for Iowa public agencies under Iowa law. Wells Fargo Bank, N.A. (Wells Fargo), serves as the Custodian, and WB Capital Management Inc. (WB Capital) serves as the Investment Adviser, Administrator, and Program Support Provider.

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net investment income during the year. Actual results could differ from those estimates.

In reporting financial activity, IPAIT applies applicable Governmental Accounting Standards Board (GASB) pronouncements, as well as all Financial Accounting Standards Board and predecessor statements and interpretations not in conflict with GASB pronouncements.

IPAIT is exposed to various risks in connection with operation of the Direct Government Obligation Portfolio and adheres to policies which attempt to mitigate market risk in the portfolio and maintains insurance coverage for fidelity and errors and omissions exposures. IPAIT has had no claims or settlements under its insurance coverage since its organization in 1987.

INVESTMENTS IN SECURITIES

The Direct Government Obligation Portfolio consists of cash and short-term investments valued at amortized cost, which approximates fair value, pursuant to Rule 2a-7 under the Investment Company Act of 1940. This involves valuing a portfolio security at its original cost on the date of purchase, and thereafter amortizing any premium or discount on a straight-line basis to maturity. The amount of premium or discount amortized to income under the straight-line method does not differ materially from the amount which would be amortized to income under the interest method due to the short-term nature of investments held. Procedures are followed to maintain a constant net asset value of $1.00 per unit for the portfolio.

Security transactions are accounted for on the trade date. Interest income, including the accretion of discount and amortization of premium, is recorded daily on the accrual basis.

IPAIT is authorized by investment policy and statute to invest public funds in obligations of the U.S. government, its agencies and instrumentalities; and repurchase agreements, provided that the underlying collateral consists of obligations of the U.S. government, its agencies and instrumentalities and that IPAIT's custodian takes delivery of the collateral either directly or through an authorized custodian.

In connection with transactions in repurchase agreements, it is IPAIT's policy that its custodian take possession of the underlying collateral securities, the value of which exceeds the principal amount of the repurchase transaction, including accrued interest at all times. If the seller defaults and the value of the collateral declines, realization of the collateral by IPAIT may be delayed or limited. At June 30, 2007 and 2006, the securities purchased under overnight agreements to resell were collateralized by government agency securities with a value of $8,844,049 and $10,211,923, respectively.

Under Governmental Accounting Standards as to custodial credit risk, IPAIT's investments in securities in the Direct Government Obligation Portfolio held securities whose S&P credit ratings were 47.6 percent AAA and 52.4 percent NA. Securities which carry an NA rating are government securities which are deemed to carry the equivalent of A1+/P1 ratings by the IPAIT Board of Trustees.

Management attempts to limit IPAIT's exposure to interest rate risk and believes this is addressed by the fact that securities are limited under Rule 2a-7 as well as by investment policy and statute to investments of high quality with durations not to exceed 397 days. Hence it is not expected that any significant change in market interest rates would present long term risk to IPAIT.



UNIT ISSUES, REDEMPTIONS AND DISTRIBUTIONS

IPAIT determines the net asset value of the DGO Portfolio daily. Units are issued and redeemed daily at the daily net asset value. Dividends from net investment income are declared daily and distributed monthly.

INCOME TAXES

IPAIT is exempt from both state and federal income taxes pursuant to Section 115 of the Internal Revenue Code.

FEES AND EXPENSES

Under separate agreements with IPAIT, WB Capital and Wells Fargo are paid an annual fee for operating the investment programs.

During the period of July 1, 2006 to January 1, 2007, WB Capital received 0.250 percent of the average daily net asset value up to $100 million, 0.215 percent from $100 to $250 million and 0.170 percent exceeding $250 million for investment adviser and administrative fees. WB Capital also received 0.080 percent of the average daily net asset value for program support fees. By contract amendment, fees were reduced beginning January 2, 2007 to the following: WB Capital receives 0.190 percent of the average daily net asset value up to $150 million, 0.160 percent from $150 to $250 million and 0.130 percent exceeding $250 million for investment adviser and administrative fees. In addition, WB Capital receives 0.060 percent of the average daily net asset value for program support fees. For the years ended June 30, 2007 and 2006, the DGO Portfolio paid $61,357 and $52,748, respectively, to WB Capital for services provided.

During the period of July 1, 2006 to January 1, 2007, Wells Fargo received 0.050 percent of the average daily net asset value up to $150 million, 0.045 percent from $150 to $300 million, and 0.040 percent exceeding $300 million for custodial services. By contract amendment, fees were reduced beginning January 2, 2007 to 0.030 percent of the average daily net asset value of the portfolio. For the years ended June 30, 2007 and 2006, the DGO Portfolio paid $8,461 and $7,917, respectively, to Wells Fargo for services provided.

During the period of July 1, 2006 to January 1, 2007, under a distribution plan the public agency associations collectively received an annual fee of 0.100 percent of the daily net asset value of the portfolio. By contract amendment, fees were reduced beginning January 2, 2007 to 0.075 percent of the average daily net asset value. For the years ended June 30, 2007 and 2006, the DGO Portfolio paid $18,513 and $15,835 to the Iowa League of Cities, respectively.

IPAIT is responsible for other fees and expenses incurred directly by IPAIT. The other fees and expenses accrual is 0.025 percent of the average daily net asset value, and amounted to $5,290 and $3,959 for the years ended June 30, 2007 and 2006, respectively. All fees are computed daily and paid monthly.

(2) SECURITIES TRANSACTIONS

Purchases of portfolio securities for the DGO Portfolio aggregated $3,565,434,386 and $2,489,623,074 for the years ended June 30, 2007 and 2006, respectively. Proceeds from maturities of securities for the DGO Portfolio aggregated $3,568,074,000 and $2,486,901,000 for the years ended June 30, 2007 and 2006, respectively.

(3) PARTICIPANT CONCENTRATION

As of June 30, 2007, two particpants hold all outstanding units of the DGO Portfolio.



Iowa Public Agency Investment Trust - Direct Government Obligation Portfolio

Selected Data for Each Unit of Portfolio Outstanding Through Each Year Ended June 30	2007	2006	2005	2004	2003
Net Asset Value, Beginning of Period	$1.000	$1.000	$1.000	$1.000	$1.000
Net Investment Income	0.047	0.035	0.015	0.005	0.009
Dividends Distributed	(0.047)	(0.035)	(0.015)	(0.005)	(0.009)
Net Asset Value, End of Period	$1.000	$1.000	$1.000	$1.000	$1.000
Total Return*	4.79%	3.58%	1.54%	0.53%	0.91%
Ratio of Expenses to Average Net Assets**	0.44%	0.51%	0.50%	0.51%	0.58%
Ratio of Net Investment Income to Average Net Assets	4.70%	3.58%	1.39%	0.53%	0.92%
Net Assets, End of Period (000 Omitted)	$15,137	$16,949	$14,796	$37,532	$52,291

* Total return is calculated by taking the ending value of an initial $1,000 investment including monthly reinvested dividends, minus the
  initial investment, divided by the initial $1,000 investment.

** A portion of Other Fees and Expenses was reduced beginning September 1, 2004 through June 30, 2005.

See accompanying Report of Independent Registered Public Accounting Firm.

INVESTMENT SECTION







DIVERSIFIED FUND FACTS
as of June 30, 2007

Investment Strategy/Goals: To provide a safe, liquid, effective investment alternative for the operating and reserve funds for Iowa's municipalities, counties, municipal utilities and other eligible public agencies by jointly investing participant funds in a professionally managed portfolio of short-term, high-quality, legally authorized marketable securities.

Date of Inception: November 13, 1987

Total Net Assets: $240 million

Benchmarks: iMoneyNet U.S. Government & Agencies Money Fund Report™, Iowa Code Chapter 74A 32-89 day Public Fund Rates, and Iowa Code Chapter 74A 90-179 day Public Fund Rates.

Performance Objective: To provide the highest level of current income from investment in a portfolio of U.S. government and agency securities, certificates of deposit in Iowa financial institutions, and other authorized securities collateralized by U.S. government and agency securities as is consistent with, in order of priority, preservation of principal and provision of necessary liquidity.

Investment Adviser: WB Capital Management Inc.

Management Fees:
Sliding scale from nine basis points (0.09%) to five and one-half basis points (0.055%)

Total Expense Ratio:
Sliding scale from thirty-eight basis points (0.38%) to thirty-two basis points (0.32%)

DGO FUND FACTS
as of June 30, 2007

Investment Strategy/Goals: To provide a safe, liquid, effective investment alternative for the bond proceeds, operating and reserve funds for Iowa's municipalities, counties, municipal utilities and other eligible public agencies that are limited to investments in only direct obligations of the U.S. government by jointly investing participant funds into a professionally managed portfolio of short-term, eligible marketable securities.

Date of Inception: September 1, 1988

Total Net Assets: $15 million

Benchmarks: iMoneyNet U.S. Treasury & Repo Money Fund Report™, Iowa Code Chapter 74A 32-89 day Public Fund Rates, and Iowa Code Chapter 74A 90-179 day Public Fund Rates.

Performance Objective: To provide the highest level of income from investment in a portfolio of U.S. government securities as is consistent with, in order of priority, preservation of principal and provision of necessary liquidity.

Investment Adviser: WB Capital Management Inc.

Management Fees: Sliding scale from nine basis points (0.09%) to five and one-half basis points (0.055%)

Total Expense Ratio: Sliding scale from thirty-eight basis points (0.38%) to thirty-two basis points (0.32%)



Diversified Fund and Direct Government Obligation Fund

INTRODUCTION

The Diversified Fund and the DGO Fund are each short-term investment pools of high-quality money market instruments. Each pool has been registered since May of 1993 with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940. Each is operated in accordance with 17 C.F.R. Section 270.2a-7 (Rule 2a-7). Each pool complied voluntarily with all Rule 2a-7 money market fund operating guidelines from inception.

The Diversified Fund is made up of a professionally managed portfolio of U.S. government and federal agency securities, certificates of deposit issued by Iowa financial institutions, and perfected repurchase agreements, the latter collateralized by U.S. government and federal agency securities. The Diversified Fund is typically used for the investment of all public funds subject to the Iowa public funds statutory provisions invested by a participant unless other participant-specific investment restrictions exist.

Ownership Analysis as of June 30, 2007

IPAIT Diversified Fund and DGO Fund



The DGO Fund is identical in every respect to the Diversified Fund except that it is invested exclusively in direct U.S. government obligations and repurchase agreements collateralized by direct U.S. government obligations. The DGO Fund is typically used to invest those public funds of a participant that are subject to more stringent investment restrictions than those provided by Iowa public fund statutes, for example bond proceeds whose investment alternatives may be limited to the types of securities found in the DGO Fund.

The investment objective of both the Diversified Fund and the DGO Fund is to provide as high a level of current income as is consistent with preservation of invested principal and provision of adequate liquidity to meet participants' daily cash flow needs. As a general policy, all purchased securities will be held until they mature. However, in an effort to increase yields, IPAIT may sell securities and realize capital gains when there are perceived disparities between maturities for various categories of authorized investments. Summaries of all security trades for each Fund are provided quarterly to the IPAIT Board of Trustees for review.

Historical Portfolio Cash Flow *(expressed in millions)*

IPAIT Diversified Fund



IPAIT DGO Fund



Both portfolios have been managed by WB Capital Management Inc., IPAIT's Des Moines, Iowa-based investment adviser, since inception. Aggregate cash flows for each Fund are monitored daily and compared to respective Fund cash flow patterns of previous periods. Fund cash flow patterns throughout the fiscal period, as compared to previous years, have traditionally been repetitive. Nineteen years of operating history create a very helpful tool to gauge necessary pool liquidity needs.

The Diversified Fund actively monitors rates offered by Iowa financial institutions for public fund certificates of deposit. Institutions experiencing strong loan demand typically offer rates that are at or above those available for marketable securities, presenting a helpful portfolio investment alternative.

To assure adequate liquidity for anticipated and unanticipated participant withdrawals, IPAIT continually monitors the weighted average maturity (WAM) of both the Diversified Fund and the DGO Fund. Each Fund's WAM is similarly compared to the iMoneyNet Money Fund Report™ average for registered money market funds. Presented next is the WAM for each Fund as compared to the iMoneyNet Money Fund Report™ average for all similar registered money market funds for the fiscal period.


Weighted Average Maturity (WAM) Comparison
July 2006 - June 2007

IPAIT Diversified Fund vs. iMoneyNet Money Fund Report™
- US Government & Agency



IPAIT DGO Fund vs. iMoneyNet Money Fund Report™
- US Treasury & Repo



Each Fund accrues interest income daily and pays accrued income monthly to participant accounts. Interest is paid on the first business day of the month following accrual. Daily income amounts and investment returns are calculated by the amortized cost method. Under this method, a security is initially valued at cost on the date of purchase and, thereafter, any premium or discount is amortized on a straight-line basis to maturity.

The IPAIT Adviser values each Fund's portfolio weekly at current market value, based upon actual market quotations. Each Fund's current market valuation is compared to that Fund's current amortized cost basis. In accordance with the established operating parameters of Rule 2a-7 and IPAIT's internal controls and procedures, any deviation in net asset value based upon available market quotations from each Fund's $1.00 amortized cost per unit is carefully monitored. Deviations may never exceed 0.5 percent. Illustrated next are the amortized cost versus market value per unit comparisons for the past three fiscal years for each Fund.

Amortized Cost vs. Market Value Per Share
July 1, 2004 - June 30, 2007

IPAIT Diversified Fund



IPAIT DGO Fund



The Diversified Fund's investment performance is regularly compared to three established benchmarks, the iMoneyNet Money Fund Report™ average rate for all registered Rule 2a-7 money market funds investing in U.S. government and federal agency securities and the Iowa Code Chapter 74A rate for 32-89, and 90-179 day certificates of deposit issued by Iowa financial institutions for public funds in the state.

The DGO Fund is similarly compared to the iMoneyNet Money Fund Report™ average rate for all Rule 2a-7 money market funds that invest in only direct obligations of the U.S. government as well as the Iowa Code Chapter 74A rates for 32-89 and 90-179 day certificates of deposit.

The Iowa Code Chapter 74A rates are distributed monthly by the state Treasurer's office for various investment periods and are intended to be the minimum rates at which Iowa financial institutions can accept public funds for timed deposits. While a public body must commit funds for minimum periods of time to access Chapter 74A rates, IPAIT's Diversified Fund and the DGO Fund may offer rates at or above the Chapter 74A benchmarks with complete daily liquidity.


IPAIT Diversified Fund vs. Iowa Chapter 74A (90-179 & 32-89 Day) & iMoneyNet Money Fund Report™ US Government & Agency July 2006 - June 2007



IPAIT DGO Fund vs. Iowa Chapter 74A (90-179 & 32-89 Day) & iMoneyNet Money Fund Report™ US Treasury & Repo July 2006 - June 2007



RISK PROFILE

Both the Diversified Fund and the DGO Fund are low in risk profile. Both Funds limit portfolio investments to:

1. No single portfolio investment may exceed the 397 days to maturity as outlined in Rule 2a-7.

2. The weighted average maturity of the portfolio may never exceed 90 days.

In addition to the above investment maturity restrictions common to both Funds, the Diversified Fund limits itself to U.S. government and federal agency securities, perfected repurchase agreements collateralized by U.S. government and federal agency securities, and Iowa financial institution certificates of deposit. The DGO Fund further limits itself to only direct obligations of the U.S. government and perfected repurchase agreements collateralized by direct obligations of the U.S. government. This combination of those average maturities and extremely high-quality credit instruments provides eligible Iowa public fund investors with a safe, effective investment alternative.

Maturity Analysis as of June 30, 2007

IPAIT Diversified Fund and DGO Fund



As noted previously, both the Diversified Fund and the DGO Fund carefully limit themselves to high credit-quality securities. In addition, IPAIT monitors a broad array of economic indicators as well as activities of the Federal Reserve Board to be able to position each Fund's WAM to take advantage of projected interest rate environments.

Distribution by Security Type as of June 30, 2007

IPAIT Diversified Fund



IPAIT DGO Fund





Diversified Fund and Direct Government Obligation Fund (cont.)

It is important to note that portfolio liquidity needs for the IPAIT must control evaluation of alternative portfolio management opportunities at all times. For example, if historical cash flow analysis indicates that participants will need to withdraw funds, material extension of either Fund's portfolio is not a viable alternative.

Participation membership by affiliation concentration for both the Diversified and DGO Portfolios are illustrated in the following graphs.

Participant Membership

IPAIT Diversified Fund and DGO Fund



PERFORMANCE SUMMARY

For the one-year period ended June 30, 2007 the Diversified Fund and DGO Fund reported a ratio of net investment income to average net assets of 4.84 percent and 4.70 percent, respectively, net of all operating expenses. These figures exceeded the iMoneyNet Money Fund Report™ averages for each Fund, which returned 4.54 percent and 4.45 percent respectively for the fiscal period.

Although both the Diversified Fund and the DGO Fund are liquidity pools, their performance over time has consistently exceeded the iMoneyNet Money Fund Report™ as illustrated below.

Annual Total Returns

IPAIT Diversified Fund vs. iMoneyNet Fund Report™
US Government & Agency



Annual Total Returns

IPAIT DGO Fund vs. iMoneyNet Fund Report™
US Treasury & Repo



Also illustrated below are the historical returns for both the Diversified Fund and the DGO Fund for the most recent one, three, and five year periods.

Annualized Total Returns

IPAIT Diversified Fund vs. iMoneyNet Money Fund Report™
US Government & Agency



IPAIT DGO Fund vs. iMoneyNet Money Fund Report™
US Treasury & Repo



42



Diversified Fund and Direct Government Obligation Fund (cont.)

FUND EXPENSES

It is important for you to understand the impact of costs on your investment. All mutual funds have operating expenses. As a shareholder of the fund, you incur ongoing costs, including management fees, distribution and service fees, and other fund expenses. Expenses, which are deducted from a fund's investment income, directly reduce the investment return of the fund.

A fund's expenses are expressed as a percentage of its average net assets. This figure is known as the expense ratio. The following examples are intended to help you understand the ongoing costs (in dollars) of investing in your fund and compare these costs with those of other mutual funds. The examples are based on an investment of $1,000 made at the beginning of the period and held for the entire period from January 1, 2007 to June 30, 2007. The table illustrates your fund's costs in two ways:

1. Based on actual fund return. This section helps you to estimate the actual expenses that you paid over the period. The "Ending Account Value" shown is derived from the fund's actual return, and the third column shows the dollar amount that would have been paid by an investor who started with $1,000 in the fund. You may use the information here, together with the amount you invested, to estimate the expenses that you paid over the period.

2. Based on hypothetical 5 percent return. This section is intended to help you compare your fund's costs with those of other mutual funds. It assumes that the fund had a return of 5 percent before expenses during the period shown, but that the expense ratio is unchanged. In this case, because the return used is not the fund's actual return, the results do not apply to your investment. The example is useful in making comparisons because the Securities and Exchange Commission requires all mutual funds to calculate expenses based on a 5 percent return. You can assess your fund's costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

Your fund does not carry a "sales load" or transaction fee. The calculations assume no shares were bought or sold during the period. Your actual costs may have been higher or lower, depending on the amount of your investment and timing of any purchases or redemptions.

You can find more information about the fund's expenses, including annual expense ratios for the past five years, in the Financial Highlights section of this report. For additional information on operating expenses and other shareholder costs, please refer to the appropriate fund Information Statement.

Example	Account Value 1/1/2007	Account Value 6/30/2007	During Period* 1/1/07 to 6/30/07	Expense Ratio*
Based on Actual Fund Return				
IPAIT Diversified Fund	$1,000.00	$1,024.57	$1.86	0.37%
IPAIT DGO Fund	$1,000.00	$1,023.78	$1.91	0.38%
Based on Hypothetical 5 Percent Return				
IPAIT Diversified Fund	$1,000.00	$1,022.96	$1.86	0.37%
IPAIT DGO Fund	$1,000.00	$1,022.91	$1.91	0.38%

*Expenses are equal to the fund's annualized expense ratio listed in the table above, multiplied by the average account value over the period, multiplied by 181, the number of days in the most recent fiscal half-year, divided by 365, to reflect the one-half year period.



Fees and Expenses
All fees are calculated by basis points per net assets

Entity	Fee Type	Fee
WB Capital Management Inc.	Adviser	0.090% up to $150MM; 0.070% on $150 - $250MM; 0.055% on assets exceeding $250MM
WB Capital Management Inc.	Administrator	0.100% up to $150MM; 0.090% on $150 - $250MM; 0.075% on assets exceeding $250MM
WB Capital Management Inc.	Program Support	0.060%
Sponsoring Associations*	Sponsoring Associations	0.075%
Wells Fargo	Custody	0.030%
Administration Fund	Other fees & expenses	0.025%

*Includes Iowa League of Cities, Iowa State Association of Counties, Iowa Association of Municipal Utilities

This fiscal year's actual expense for the IPAIT Diversified Fund and DGO Fund were 0.42 percent and 0.44 percent of average net assets, respectively based on a sliding fee scale.

Actual:
For the fiscal year ended June 30, 2007, the following actual expenses were incurred by the Funds:

	Diversified	DGO
Adviser	$227,290	$22,215
Administrator	267,570	24,332
Program Support	171,292	14,810
Distribution	214,115	18,513
Custody	95,391	8,461
Other fees and expenses	61,462	5,290
Total	$1,037,120	$93,621



STATEMENT OF ADDITIONAL INFORMATION

The SAI has additional information about the Funds and is available without charge, upon request, by calling 800-872-4024.

SCHEDULE OF PORTFOLIO HOLDINGS

A complete schedule of portfolio holdings is filed with the SEC for the first and third quarters on Form N-Q. The portfolio holding for the second and fourth quarter are available in the semi-annual and annual reports. It is available at www.sec.gov, or by phone at 800-SEC-0330, or by mail at Public Reference Section / SEC / Washington / DC / 20549 (duplicating fee required) or upon request from IPAIT at 800-872-4024 or at IPAIT.org.

PROXY VOTING

The SEC requires an annual report of the proxy voting record of the Trust. Because the investments allowable under Iowa law restrict the investment for IPAIT to securities to which proxy voting does not apply, IPAIT does not have a proxy voting policy and will report no proxy votes on the Form N-PX. The law requires the filing of the Form N-PX, and this disclosure, even though the Form N-PX will contain no votes. Form N-PX is available at www.sec.gov, or by phone at 800-SEC-0330, or by mail at Public Reference Section SEC / Washington / DC / 20549 (duplicating fee required) or upon request from IPAIT at 800-872-4024.

PARTICIPANT MEETING RESULTS

On August 30, 2006, a participant meeting was held at the Wakonda Club in Des Moines Iowa.

All proposals were approved by the participants of both funds.

IPAIT Diversified	Total Units 202,905,482.38	
	Proposal 1 Response 56.4% Units	Proposal 2 Response 56.4% Units
For votes	114,517,526.15	114,413,528.60
Against votes	---	---
Abstain votes	609.85	104,607.40
Not signed by Authorized User	785,291.11	785,291.11

235 Proxies Distributed, 95 Responses

IPAIT DGO	Total Units 15,406,948.94	
	Proposal 1 Response 100.0% Units	Proposal 2 Response 100.0% Units
For votes	15,406,948.94	15,406,948.94
Against votes	---	---
Abstain votes	---	---
Not signed by Authorized User	---	---

2 Proxies Distributed, 2 Responses



The completion of the Federal Reserve rate hike campaign last June did little to remove uncertainty in the markets. With the overnight rate pegged at 5.25 percent, the markets were free to speculate on the timing of the first rate cut despite the Fed's pronouncements to the contrary. The Fed has made it clear they are more concerned about inflation than economic growth at this point, and they are biased to raise rates. However, investors have simply vacillated between many imminent rate cuts and no imminent rate cuts. As we stand today, the market is in a holding pattern with no visible rate change expectations as growth has slowed and inflation remains above the Fed's comfort zone.

Economic growth softened as expected in the first quarter of 2007 as the housing and auto sectors continued their declines. First quarter real GDP growth came in at a mere 0.7 percent for the quarter and 1.9 percent year-over-year, the slowest quarterly growth in four years. Despite the slowdown we believe there is plenty of underlying strength that will provide stronger growth in the second half of the year.

Dissecting the economy provides an interesting perspective on economic growth. If one were to carve out housing from the economic data, one would see the remaining 95 percent is generating almost 3 percent year-over-year growth. It is the 5 percent of the economy comprised by housing that is dragging economic data lower, with a year-over-year real GDP decline of almost 17 percent. The decline in residential construction alone has shaved 1 percent off real GDP growth in the last year.

Unfortunately housing sector concerns will likely continue for the foreseeable future. Headwinds still loom as mortgage lenders tighten lending standards, and builders have yet to fully correct the mismatch between housing demand and supply. With unsold homes representing 6.5 months demand, builders must cut construction significantly to bring balance back to this sector.

Outside of the housing sector the economy remains strong. The consumer remains active in light of higher gasoline prices and rising inflation. We continue to see the availability of jobs as the driving factor for the consumer. As long as jobs are plentiful and wages are rising we believe the consumer will continue to spend and support growth. Supporting the jobs market is a sustainable improvement in exports. Booming economic growth abroad and a weaker dollar are boosting exports. The increase in exports will continue to foster domestic job growth and give economic growth to an area that has been a drag for two decades.

Market concerns about sub-prime mortgages and private equity activity continue to pressure performance of all bond sectors outside of Treasurys. Even equity market elation over the same issues is turning toward concern about market liquidity. While we do not expect the current problems to result in recession, the situation confirms our adherence to diversification principles. Even low-volatility money market portfolios require discipline in terms of maturity and exposure diversification, and we continue to manage the IPAIT portfolios with a strong market discipline in this regard.

Jeffrey D. Lorenzen, CFA
WB Capital Management Inc.



SECTION 1 - SCOPE OF INVESTMENT POLICY

The Investment Policy of the Iowa Public Agency Investment Trust (IPAIT) shall apply to all funds invested on behalf of participants accounted for in the IPAIT financial statements. Each investment made pursuant to this Investment Policy must be authorized by applicable law and this written Investment Policy.

This Investment Policy is intended to comply with Iowa Code chapters 28E, 12B, 12C and sections 331.555 and 384.21.

Upon passage and upon future amendment, if any, copies of this Investment Policy shall be delivered to all of the following:

    1. The IPAIT Board of Trustees.

    2. All IPAIT depository institutions or fiduciaries.

    3. The auditor engaged to audit any fund of IPAIT.

SECTION 2 – FUNDAMENTAL INVESTMENT RESTRICTIONS

A. Unless otherwise specified below, none of the portfolios will:

    1. Invest more than 5 percent of the value of their total assets in the securities of any one federally insured Iowa depository institution (other than securities of the U.S. government or its agencies or instrumentalities).

    2. Invest 25 percent or more of the value of their total assets in the securities of issuers conducting their principal business activities in any one industry, including financial institutions. This restriction does not apply to securities of the U.S. Government or its agencies and instrumentalities and repurchase agreements relating thereto.

    3. Issue any senior securities (as defined in the Investment Company Act of 1940, as amended).

    4. Mortgage, pledge or hypothecate their assets.

    5. Make short sales of securities or maintain a short position.

    6. Purchase any securities on margin.

    7. Write, purchase or sell puts, calls or combinations thereof.

    8. Purchase or sell real estate or real estate mortgage loans.

    9. Invest in restricted securities or invest more than 10 percent of the Portfolio's net assets in repurchase agreements with a maturity of more than seven days, and other liquid assets, such as securities with no readily available market quotation.

    10. Underwrite the securities of other issuers.

    11. Invest in any securities in contravention of the provisions of Rule 2a-7 of the Investment Company Act of 1940 as it presently exists or as it may hereafter be amended.

B. Prohibited Investments

Assets of IPAIT shall not be invested in the following:

    1. Reverse repurchase agreements.

    2. Futures and options contracts.

    3. Any security with a remaining maturity exceeding 397 days as provided in Rule 2a-7.



C. Prohibited Investment Practices

The following investment practices are prohibited:

1. Trading of securities for speculation or the realization of short-term trading gains.

2. Investing pursuant to a contract providing for the compensation of an agent or fiduciary based upon the performance of the invested assets.

3. If a fiduciary or other third party with custody of public investment transaction records of IPAIT fails to produce requested records when requested by IPAIT or its agents within a reasonable time, IPAIT shall make no new investment with or through the fiduciary or third party and shall not renew maturity investments with or through the fiduciary or third party.

D. Management Policies and Procedures

Following are the fundamental management policies and procedures for IPAIT. All investments shall be
maintained in separate IPAIT custodial accounts, segregated by Portfolio on behalf of IPAIT Participants.

1. Each purchase of sale of a security must be handled on a delivery versus payment (DVP) basis. Funds for the purchase of an investment shall not be released to the seller until the security is delivered to the IPAIT Custodian. Conversely, a sold security shall not be released to the buyer until funds for the purchase price of the security have been received by the IPAIT Custodian.

2. "Free delivery" transactions are prohibited. The Custodian shall never release assets from the IPAIT custodial accounts until the funds for the investment are delivered.

3. Any material deviation (greater than .5%) from the amortized cost of investments shall be promptly reported by the Adviser to the Board of Trustees. If such deviation exceeds .5%, the Adviser will consider what action, if any, should be initiated to reasonable eliminate or reduce material dilution or other unfair results to Participants. Such action may include redemption of Trust Units in kind, selling portfolio securities prior to maturity, withholding distributions or utilizing a net asset value per Trust Unit based upon available market quotations.

4. The frequent trading of securities, including day trading for the purpose of realizing short-term gains, the purchase and sale of futures and options to buy or sell authorized investments, reverse repurchase agreements, and other similar speculative transactions are expressly prohibited.

5. IPAIT may not make any investment other than Permitted Investments authorized by the provisions of the law applicable to the investment of funds by the Participants, as such laws may be amended from time to time.

6. IPAIT may not purchase any Permitted Investment if the effect of such purchase by IPAIT would be to make the average dollar weighted maturity of a portfolio greater than ninety (90) days.

7. IPAIT may not borrow money or incur indebtedness whether or not the proceeds thereof are intended to be used to purchase Permitted Investments.

8. IPAIT may not make loans, provided that IPAIT may make Permitted Investments.

9. IPAIT may not purchase securities or shares of investment companies or any entities similar to IPAIT.

The restrictions set forth above are fundamental to the operation and activities of IPAIT and may not be changed without the affirmative approval, in writing, of a majority of the Participants entitled to vote, except that such restrictions may be changed by the Trustees so as to make them more restrictive when necessary to confirm the investment program and activities of IPAIT to the laws of the State of Iowa and the United States of America as they may from time to time be amended.

The above investment restrictions shall not be changed without the vote of a majority of the Participants in a Portfolio. "Majority" means the lesser of (a) 67 percent of the Trust's or a Portfolio's outstanding Trust Units voting at a meeting of the Participants at which more than 50 percent of the outstanding Trust Units are represented in person or by proxy or (b) a majority of the Trust's or a Portfolio's outstanding Trust Units.


Management Policies and Procedures (Continued)

Provided, however, the Trust may invest Portfolio assets pursuant to the maximum extent possible by Iowa law governing investments by public agencies and Rule 2a-7 and any change in the restrictions of the Iowa law governing investments by public agencies and Rule 2a-7 shall be deemed to be adopted by the Trust, and such change shall not require the approval of the Participants.

Any investment restrictions or limitations referred to above which involves a maximum percentage of securities or assets shall not be considered to be violated unless an excess over the percentage occurs immediately after an acquisition of securities or utilization of assets and results there from.

Section 3 – DELEGATION OF AUTHORITY
The responsibility for conducting IPAIT investment transactions resides with the IPAIT Board of Trustees. Certain responsibilities have been delegated to the Administrator, the Adviser, and the Custodian (the "Service Providers") pursuant to the Administrator Agreement, the Adviser Agreement, the Custodian Agreement, with amendments as may be adopted from time to time, and the current Information Statement (the "Documents").

Each Service Provider shall individually notify the IPAIT Board of Trustees in writing within thirty days of receipt of all communications from the auditor of any Service Provider or any regulatory authority of the existence of a material weakness in internal control structure of the Service Provider or regulatory orders or sanctions regarding the type of services being provided to IPAIT by the Service Provider.

The records of investment transactions made by or on behalf of IPAIT are public records and are the property of IPAIT whether in the custody of IPAIT or in the custody of a fiduciary or other third party.

Section 4 – OBJECTIVES OF INVESTMENT POLICY
The primary objectives, in order of priority, of all investment activities involving the financial assets of IPAIT shall be the following:

1. **Safety:** Safety and preservation of principal in the overall portfolio is the foremost investment objective.

2. **Liquidity:** Maintaining the necessary liquidity to match expected liabilities is the second investment objective.

3. **Return:** Obtaining a reasonable return is the third investment objective.

Section 5 – PRUDENCE
The Board of Trustees, when providing for the investment of deposit of public funds in the IPAIT program, shall exercise the care, skill, prudence and diligence under the circumstances then prevailing that a person acting in a like capacity and familiar with such matters would use to attain the Section 4 investment objectives.

Section 6 – INSTRUMENTS ELIGIBLE FOR INVESTMENT
Assets of IPAIT may be invested in the following, all as more fully described in the IPAIT Information Statement:

-- Obligations of the United States government, its agencies and instrumentalities.

-- Certificates of deposit and other evidences of deposit at federally insured Iowa depository institutions approved and secured pursuant to chapter 12C.

-- Repurchase agreements, provided that the underlying collateral consists of obligations of the United States government, its agencies and instrumentalities and that the Custodian takes delivery of the collateral either directly or through an authorized custodian.

All instruments eligible for investment are further qualified by all other provisions of this Investment Policy, including Section 8, Diversification and Investment Maturity Limitations.



Section 7 – DIVERSIFICATION AND INVESTMENT MATURITY LIMITATIONS

It is the policy of IPAIT to diversify portfolio investments in the Diversified Portfolio and the Direct Government Obligation (DGO) Portfolio. As described in the Information Statement, portfolio investments in the Diversified Portfolio and the Direct Government Obligation Portfolio are limited to the following:

      1. No individual investment with maturity in excess of 397 days as provided in Rule 2a-7.

      2. The maximum average maturity of all portfolio investments may not exceed 90 days. Pursuant to IPAIT policies as disclosed in the Documents, Participants may also individually invest in Fixed Term Program investments.

Section 8 – SAFEKEEPING AND CUSTODY

All invested assets of Participants in the Portfolios or in the Fixed Term Program shall be held in accordance with the Custodian Agreement.

All invested assets eligible for physical delivery shall be secured by having them held at a third party custodian. All purchased investments shall be held pursuant to a written third party custodial agreement requiring delivery versus payment. No assets may be delivered out of the IPAIT account without full payment (no "free deliveries" shall be permitted).

Section 9 – REPORTING

The Service Providers shall submit all reports required in the Documents.

Section 10 – INVESTMENT POLICY REVIEW AND AMENDMENT

This Investment Policy shall be reviewed on or before December 31, 2005 or more frequently as appropriate. Notice of amendments to the Investment Policy shall be promptly given to all parties noted in Section 1.

Section 11 – EFFECTIVE DATE

This Investment Policy shall be effective as of May 1, 1993.
Passed and approved this 20th day of April, 1993.

Amended effective November 1, 2003.



Investing and Non-Investing Participants
Diversified and Direct Government Obligation Funds

$1-$50,000 Assets Invested

Cascade Municipal Utilities
City of Ames
City of Badger
City of Burlington
City of Callender
City of Earlham
City of Earlville
City of Elk Run Heights
City of Evansdale
City of Fairbank
City of Fairfield
City of Grand Mound
City of Grimes
City of Grundy Center
City of Jefferson
City of Keystone
City of Letts
City of Martensdale
City of Massena
City of Melcher-Dallas
City of Middletown
City of Moulton
City of Murray
City of New Virginia
City of Orange City
City of Panora
City of Ringsted
City of Spragueville
City of Springbrook
City of Storm Lake
City of Walnut
City of Wesley
City of Westfield
City Utility of Dike
City Utility of Epworth
City Utility of Harlan
City Utility of Mallard
City Utility of Martensdale
City Utility of Murray
City Utility of New Hampton
City Utility of Orange City
City Utility of Orient
City Utility of Pella
City Utility of Prairie City
Clayton County
Corning Municipal Utilities
County of Chickasaw
County of Fremont
County of Greene
County of Hardin
County of Howard
County of Ringgold
County of Sac
Dallas County Hospital
Fontanelle Municipal Utility
Gilbertville Community Day, Inc.
Gowrie Municipal Utilities
Johnson Township
Barnum Community Fire Department
Lamoni Municipal Utilities
Muscatine Power and Water
North Central Reg. Emerg. Resp. Com.
Southeast Iowa Regional Planning Commission
Stuart Municipal Utilities
Stuart Municipal Utilities
Waterloo Water Works
Waverly Health Center
Waverly Health Center
Webster County Solid Waste Commission
Webster County Telecommunications Board

$50,000-$250,000 Assets Invested

Buena Vista County Solid Waste Commission
City of Ackley
City of Agency
City of Albert City
City of Bondurant
City of Boone
City of Brandon
City of Dike
City of Indianola
City of Lamont
City of Lewis
City of Lovilia
City of Mallard
City of Maynard
City of Montezuma Fire Department
City of Morning Sun
City of Nora Springs
City of Parnell
City of Readlyn
City of Red Oak
City of Urbana
City Utility of Corydon
City Utility of Eagle Grove
City Utility of Fredericksburg
City Utility of Laurens
City Utility of Melcher-Dallas
City Utility of Middletown
City Utility of Urbandale
County of Boone
County of Buena Vista
County of Carroll
County of Crawford
County of Franklin
County of Kossuth
County of Plymouth
Denison Municipal Utilities
Des Moines Area MPO
Evansdale Water Works
Geode Resource Conserv. & Develp., Inc.
Ida County
Iowa Stored Energy Plant Agency
IPAIT Administration Fund
IPPA Administrative
IPPA MMTG
Lakewood Benefited Rec. Lake District
Manning Municipal Gas Department
Poweshiek Water Association
Southwest Iowa Planning Council
Villisca Municipal Power Plant
Warren County
North Iowa Area Council of Govts.
Palo Alto County Hospital
South Iowa Detention Service Agency
Southwest Iowa Planning Council
Villisca Municipal Power Plant
Warren County
Warren Lakewood Benefitted Rec. Lake Dist.

$250,000-$500,000 Assets Invested

Brooklyn Municipal Utilities
City of Algona
City of Ankeny
City of Coralville
City of Corning
City of Dayton
City of Early
City of Elk Horn
City of Epworth
City of Griswold
City of Monroe
City of Orleans
City of Pella
City of Riverdale
City of Sageville
City of Shenandoah
City of Spencer
City of Windsor Heights
City Utility of Readlyn
County of Adair
County of Cedar
County of Des Moines
County of Osceola
Grundy Center Municipal Utilities
Hiawatha Water Department
North Iowa Area Council of Govts.
Page County Landfill Association
South Iowa Area Crime Commission
South Iowa Detention Service Agency
Urbandale Sanitary Sewer District

$500,000-$1,000,000 Assets Invested

Algona Municipal Utilities
City of Adel
City of Corydon
City of Eagle Grove
City of Forest City
City of La Porte City
City of Lake Mills
City of Mason City
City of Oskaloosa
City of Prairie City
City of Shelby
City of Traer
City of Van Meter
City Utility of Lake Mills
City Utility of Montezuma
City Utility of Shelby
City Utility of Traer
County of Cass
County of Grundy
County of Linn
County of Mills
County of Pocahontas
County of Union
County of Washington
Knoxville Utility
La Porte City Utility
Montezuma Municipal Light and Power
Northwest Iowa Area Solid Waste Agency
Second Judicial Dist Dept. of Correct
Waverly Light and Power
West Des Moines Water Works
Xenia Rural Water District

$1,000,000-$5,000,000 Assets Invested

Broadlawns Medical Center
Cedar Falls Utilities
City of Altoona
City of Clinton
City of Council Bluffs
City of Davenport
City of Denison
City of Fort Dodge
City of Gilbertville
City of Iowa City
City of Keokuk
City of Knoxville
City of Marion
City of Mitchellville
City of Montezuma
City of Mount Pleasant
City of Muscatine
City of Ottumwa
City of Polk City
City of Sioux City
City of Washington
City of Waterloo
City of Waverly
City Utility of Lenox
City Utility of Maquoketa
Clay County
County of Appanoose
County of Audubon
County of Black Hawk
County of Buchanan
County of Calhoun
County of Clarke
County of Decatur
County of Dickinson
County of Emmet
County of Hamilton
County of Henry
County of Jackson
County of Louisa
County of Lyon
County of Madison
County of Monona
County of O'Brien
County of Poweshiek
County of Sioux
County of Story
County of Tama
County of Wapello
County of Wayne
County of Webster
County of Winneshiek
County of Wright
Dallas County
Fifth Judicial District
IAMU Insurance Trust
IMWCA Group C
Lucas County
NIMECA
North Central Iowa Regional SWA
Orange City Area Health System
Resale Power Group of Iowa
SIMECA
Spencer Municipal Utility

Over $5,000,000 Assets Invested

City of Cedar Rapids
City of Hiawatha
City of Johnston
City of West Des Moines

Non-Investing Participants

Audubon County Memorial Hospital
Cass County Environment Control Agency
Cedar Rapids/Linn County SWA
Central IA Juvenile Detention Commission
City of Alton
City of Anamosa
City of Anthon
City of Atlantic
City of Audubon
City of Bellevue
City of Bettendorf



Investing and Non-Investing Participants
Diversified and Direct Government Obligation Funds

City of Bloomfield
City of Bussey
City of Camanche
City of Carlisle
City of Carson
City of Carter Lake
City of Cedar Falls
City of Center Point
City of Centerville
City of Charles City
City of Cherokee
City of Clarinda
City of Clive
City of Colfax
City of Colo
City of Creston
City of Denver
City of Des Moines
City of Dubuque
City of Dunkerton
City of Eldon
City of Eldridge
City of Ellsworth
City of Fort Madison
City of Grand River
City of Greenfield
City of Grinnell
City of Harlan
City of Hawarden
City of Hazleton
City of Hudson
City of Humboldt
City of Huxley
City of Independence
City of Lehigh
City of Lenox
City of Leon
City of Lisbon
City of Lohrville
City of Manchester
City of Manning
City of Maquoketa
City of Marble Rock
City of Marshalltown
City of Mount Vernon
City of Nevada
City of New Hampton
City of New London
City of Newton
City of Oelwein
City of Osage
City of Ossian
City of Peosta
City of Perry
City of Pleasant Hill
City of Pleasantville
City of Pocahontas
City of Prescott
City of Preston
City of Rockwell City
City of Sac City
City of Sheldon
City of Slater
City of Spirit Lake
City of St. Charles
City of Sumner
City of Tipton
City of Urbandale
City of Villisca
City of Vinton
City of Webster City
City of Wilton
City of Woodbine
City Utility of Alton
City Utility of Ames
City Utility of Anamosa
City Utility of Anthon
City Utility of Aplington
City Utility of Bloomfield
City Utility of Colfax
City Utility of Coon Rapids
City Utility of Creston
City Utility of Denver
City Utility of Fairbank
City Utility of Graettinger
City Utility of Hawarden
City Utility of LeClaire
City Utility of Lohrville
City Utility of Preston
City Utility of Sac City
City Utility of Sanborn
City Utility of Slater
City Utility of St. Charles
City Utility of Story City
City Utility of Vinton
City Utility of Wahpeton
Clear Lake Sanitary District
Council Bluffs Airport Authority
County of Butler
County of Cerro Gordo
County of Clinton
County of Davis
County of Dubuque
County of Floyd
County of Greene-Medical Center
County of Hancock
County of Harrison
County of Iowa
County of Jasper
County of Johnson
County of Jones
County of Marion
County of Marshall
County of Mitchell
County of Monroe
County of Muscatine
County of Page
County of Polk
County of Scott
County of Winnebago
County of Worth
Crawford County Memorial Hospital
Des Moines Metropolitan Transit Authority
Des Moines Utility
Eighth Judicial Dist. Dept. of Correct.
Fort Madison Utility
Greenfield Municipal Utilities
Heart of Iowa Reg. Transit Agency
Iowa Lakes Regional Water
Iowa Northland Reg. Council of Gov.
Iowa Public Employer Health Care Cover
IPPA CMMPA
IPPA IMTG
IPPA MMUA
Jefferson County Hosp. Foundation, Inc.
Jefferson County Hospital
Lee County
Manilla Municipal Gas Dept.
Manning Municipal Utilities
Midas Council of Governments
Mid-Iowa Development Association
COG
Mid-Iowa Regional Housing Authority
Missouri River Energy Services
Mitchell County Regional Health Center
Monroe County Hospital
Mt. Pleasant Municipal Utilities
Newton Waterworks
Ogden Municipal Utility
Palo Alto County Hospital
Plymouth County Solid Waste Agency
Pottawattamie County
Seventh Judicial District
Third Judicial District
Van Buren County Hospital
Washington County Hospital
Winterset Municipal Utilities

STATISTICAL SECTION





MAJOR PARTICIPANTS

| Diversified | Top Ten Participants | | Top Twenty Participants | | Top Fifty Participants | |
	Percent	Total Assets	Percent	Total Assets	Percent	Total Assets
2007	37%	88,409,383	50%	120,897,069	75%	179,823,065
2006	32%	65,432,579	47%	95,702,772	75%	152,227,092
2005	48%	112,257,335	63%	144,716,918	83%	191,099,445
2004	59%	151,601,053	72%	182,708,595	88%	225,109,501
2003	56%	137,395,976	68%	166,268,864	85%	209,040,889
2002	47%	120,630,674	61%	157,746,696	81%	207,622,556
2001	43%	115,107,270	58%	152,529,065	79%	208,785,428

| DGO | Top Ten Participants | |
	Percent	Total Assets
2007	100%	15,137,370
2006	100%	16,949,155
2005	100%	14,795,683
2004	100%	37,532,248

INVESTMENT ADVISER

WB Capital Management Inc. has served as the sole Investment Adviser to all investment alternatives within IPAIT since the program's inception in 1987. As of June 30, 2007 WB Capital Management Inc. had a total of $4.4 billion in assets under management, representing a diverse group of institutional and individual clients.

CONSULTANTS

IPAIT does not employ the use of any professional consultants beyond those service providers detailed in the Notes to Financial Statement Section.

BROKERS

IPAIT does not employ the use of brokers in the operation of its various investment alternatives.



Changes in Participant Assets Under Management
Diversified Fund and
Direct Government Obligation Fund

Date	IPAIT Div Fund *	Annual Change	IPAIT DGO Fund **	Annual Change
06/07	$240,334,243	18.11%	$15,137,370	-10.69%
03/07	$293,556,937	23.79%	$24,726,426	25.66%
12/06	$245,158,277	1.04%	$21,873,658	64.88%
09/06	$256,375,849	2.48%	$22,759,470	48.47%
06/06	$203,481,541	-11.40%	$16,949,155	14.55%
03/06	$237,141,015	-1.43%	$19,677,059	3.74%
12/05	$242,636,140	9.50%	$13,266,181	-40.13%
09/05	$250,171,968	13.12%	$15,329,259	-51.02%
06/05	$229,667,966	-9.87%	$14,795,683	-60.58%
03/05	$240,589,826	-12.58%	$18,967,804	-58.52%
12/04	$221,582,170	-10.52%	$22,157,021	-54.54%
09/04	$221,163,016	-18.75%	$31,294,779	-49.15%
06/04	$254,818,110	-1.84%	$37,532,248	-28.22%
03/04	$275,215,747	10.58%	$45,727,070	-40.88%
12/03	$247,626,021	-16.67%	$48,744,871	-25.40%
09/03	$272,187,641	7.83%	$61,548,710	17.70%
06/03	$259,601,282	2.23%	$52,291,241	-21.32%
03/03	$248,884,686	-10.42%	$77,348,955	2.26%
12/02	$297,172,601	-6.16%	$65,341,840	-20.73%
09/02	$252,426,230	-4.62%	$52,291,241	-44.28%
06/02	$253,948,247	-4.20%	$66,461,330	10.81%
03/02	$277,835,614	-8.83%	$75,641,831	19.10%
12/01	$316,690,866	32.71%	$82,432,865	22.23%
09/01	$264,646,237	2.53%	$93,847,685	30.47%
06/01	$265,090,819	22.47%	$59,975,661	32.20%
03/01	$304,760,387	22.97%	$63,510,582	16.53%
12/00	$238,634,980	11.98%	$67,438,029	9.11%
09/00	$258,112,751	22.59%	$71,931,497	-1.98%
06/00	$216,459,830	14.80%	$45,366,390	-48.21%
03/00	$247,826,392	4.02%	$54,500,308	-21.87%
12/99	$213,110,138	10.58%	$61,810,064	-15.01%
09/99	$210,543,469	10.06%	$73,381,984	-5.63%
06/99	$188,558,836	6.52%	$87,596,381	5.71%
03/99	$238,242,744	24.18%	$69,752,928	48.18%
12/98	$192,712,021	19.02%	$72,730,352	39.38%
09/98	$191,295,081	2.07%	$77,758,459	35.23%
06/98	$177,018,714	-11.07%	$82,865,033	40.87%
03/98	$191,859,267	-20.16%	$47,073,726	-5.27%
12/97	$161,914,498	-24.50%	$52,182,763	-5.28%
09/97	$187,412,776	-9.27%	$57,501,838	-2.32%

*IPAIT Div Fund inception date 11/13/87
**IPAIT DGO Fund inception date 9/1/88



DIVERSIFIED FUND

Date	Diversified Fund Rate [1]	iMoneyNet U.S. Govt. & Agency Index [2]	Chapter 74A 32-89 Day [3]	Chapter 74A 90-179 Day [3]
06/07	4.90	4.55	2.95	3.35
05/07	4.85	4.53	2.85	3.25
04/07	4.92	4.54	2.85	3.25
03/07	4.90	4.55	2.85	3.25
02/07	4.99	4.56	2.85	3.25
01/07	4.88	4.55	2.85	3.25
12/06	4.79	4.56	2.85	3.25
11/06	4.83	4.55	2.85	3.30
10/06	4.80	4.53	2.95	3.30
09/06	4.81	4.54	2.95	3.25
08/06	4.74	4.52	3.00	3.30
07/06	4.69	4.47	3.00	3.20

[1] Actual earnings less expenses

[2] iMoneyNet U.S. Government & Agencies Monthly Money Fund Report™

[3] Iowa Code Chapter 74A minimum public funds deposit rates

DGO FUND

Date	DGO Fund Rate [1]	iMoneyNet US Treasury & Repo Index [2]	Chapter 74A 32-89 Day [3]	Chapter 74A 90-179 Day [3]
06/07	4.81	4.49	2.95	3.35
05/07	4.80	4.47	2.85	3.25
04/07	4.78	4.49	2.85	3.25
03/07	4.78	4.45	2.85	3.25
02/07	4.71	4.49	2.85	3.25
01/07	4.71	4.39	2.85	3.25
12/06	4.68	4.46	2.85	3.25
11/06	4.65	4.50	2.85	3.30
10/06	4.65	4.45	2.95	3.30
09/06	4.62	4.38	2.95	3.25
08/06	4.57	4.42	3.00	3.30
07/06	4.49	4.37	3.00	3.20

[1] Actual earnings less expenses

[2] iMoneyNet U.S. Treasury & Repo Monthly Money Fund Report™

[3] Iowa Code Chapter 74A minimum public funds deposit rates



Annual Comparative Yields

AVERAGE ANNUAL YIELD FOR THE FISCAL YEARS ENDED JUNE 30,

	Diversified Fund [1]	iMoneyNet U.S. Govt. & Agency Index [2]	DGO Fund [1]	iMoneyNet U.S. Treasury & Repo Index [3]
2007	4.84	4.54	4.70	4.45
2006	3.70	3.43	3.58	3.33
2005	1.71	1.41	1.39	1.35
2004	0.59	0.37	0.53	0.31
2003	0.94	0.80	0.92	0.74
2002	2.11	1.87	1.83	1.76
2001	5.33	5.26	5.15	5.06
2000	5.13	4.94	4.98	4.78
1999	4.61	4.47	4.43	4.35
1998	5.10	4.90	4.98	4.85

[1] Actual earnings less expenses

[2] iMoneyNet U.S. Government & Agencies Money Fund Report™

[3] iMoneyNet U.S. Treasury and Repo Money Fund Report™

Annual Net Investment Income

TOTAL NET INVESTMENT INCOME
FOR THE FISCAL YEARS ENDED JUNE 30,

	Diversified Fund [1]	DGO Fund [1]
2007	11,907,172	994,195
2006	8,472,466	567,341
2005	3,733,917	349,987
2004	1,477,818	265,254
2003	2,531,693	658,073
2002	5,854,955	1,381,159
2001	13,455,641	3,216,209
2000	11,001,463	3,199,662
1999	8,975,481	3,374,792
1998	9,260,578	2,723,297

[1] Actual earnings less expenses



For the Years Ended June 30,
(dollars in thousands)

DIVERSIFIED PORTFOLIO

	2007	2006	2005	2004	2003
ADDITIONS:					
From Investment Activities:					
Net Investment income	$11,907	$8,472	$3,734	$1,478	$2,532
From Unit Transactions:					
Units sold	1,246,520	1,151,720	1,055,083	941,862	912,308
Units issued in reinvestment of dividends from net investment income	11,055	7,815	3,596	1,478	2,532
TOTAL ADDITIONS	1,269,482	1,168,007	1,062,413	944,818	917,372
DEDUCTIONS:					
Dividends to unitholders from:					
Net investment income	(11,907)	(8,472)	(3,734)	(1,478)	(2,532)
From Unit Transactions:					
Units redeemed	(1,220,723)	(1,185,721)	(1,083,829)	(933,547)	(923,763)
TOTAL DEDUCTIONS	(1,232,630)	(1,194,193)	(1,087,563)	(935,025)	(926,295)
Changes in net assets	36,852	(26,186)	(25,150)	9,793	(8,923)
Net assets at beginning of period	203,482	229,668	254,818	245,025	253,948
Net assets at end of period	$240,334	$203,482	$229,668	$254,818	$245,025

DIRECT GOVERNMENT OBLIGATION PORTFOLIO

	2007	2006	2005	2004	2003
ADDITIONS:					
From Investment Activities:					
Net Investment income	$994	$567	$350	$265	$658
From Unit Transactions:					
Units sold	28,227	36,963	20,938	30,121	43,658
Units issued in reinvestment of dividends from net investment income	994	537	350	265	658
TOTAL ADDITIONS	30,215	38,067	21,638	30,651	44,974
DEDUCTIONS:					
Dividends to unitholders from:					
Net investment income	(994)	(567)	(350)	(265)	(658)
From Unit Transactions:					
Units redeemed	(31,033)	(35,347)	(44,024)	(45,145)	(58,486)
TOTAL DEDUCTIONS	(32,027)	(35,914)	(44,374)	(45,410)	(59,144)
Changes in net assets	(1,812)	2,153	(22,736)	(14,759)	(14,170)
Net assets at beginning of period	16,949	14,796	37,532	52,291	66,461
Net assets at end of period	$15,137	$16,949	$14,796	$37,532	$52,291


For the Years Ended June 30,
(dollars in thousands)

DIVERSIFIED PORTFOLIO

	2002	2001	2000	1999	1998
ADDITIONS:					
From Investment Activities:					
Net Investment income	$5,855	$13,456	$11,002	$8,975	$9,261
From Unit Transactions:					
Units sold	895,986	1,024,910	1,032,835	912,337	735,508
Units issued in reinvestment of dividends from net investment income	5,855	13,456	11,002	8,975	9,261
TOTAL ADDITIONS	907,696	1,051,822	1,054,839	930,287	754,030
DEDUCTIONS:					
Dividends to unitholders from:					
Net investment income	(5,855)	(13,456)	(11,002)	(8,975)	(9,261)
From Unit Transactions:					
Units redeemed	(912,984)	(989,735)	(1,015,936)	(909,772)	(766,799)
TOTAL DEDUCTIONS	(918,839)	(1,003,191)	(1,026,938)	(918,747)	(776,060)
Changes in net assets	(11,143)	48,631	27,901	11,540	(22,030)
Net assets at beginning of period	265,091	216,460	188,559	177,019	199,049
Net assets at end of period	$253,948	$265,091	$216,460	$188,559	$177,019

DIRECT GOVERNMENT OBLIGATION PORTFOLIO

	2002	2001	2000	1999	1998
ADDITIONS:					
From Investment Activities:					
Net Investment income	$1,381	$3,216	$3,200	$3,375	$2,723
From Unit Transactions:					
Units sold	48,029	38,973	12,830	38,064	53,493
Units issued in reinvestment of dividends from net investment income	1,381	3,216	3,200	3,375	2,723
TOTAL ADDITIONS	50,791	45,405	19,230	44,814	58,939
DEDUCTIONS:					
Dividends to unitholders from:					
Net investment income	(1,381)	(3,216)	(3,200)	(3,375)	(2,723)
From Unit Transactions:					
Units redeemed	(42,924)	(27,580)	(58,260)	(36,708)	(32,177)
TOTAL DEDUCTIONS	(44,305)	(30,796)	(61,460)	(40,083)	(34,900)
Changes in net assets	6,486	14,609	(42,230)	4,731	24,039
Net assets at beginning of period	59,975	45,366	87,596	82,865	58,826
Net assets at end of period	$66,461	$59,975	$45,366	$87,596	$82,865



Accrued interest - interest accumulated on all securities in a portfolio since the most recent payment date for each security.

Administrator - entity that carries out IPAIT policies and provides participant recordkeeping services.

Amortized Cost - method of accounting that gradually reduces a security's discount or premium on a straight-line basis.

Assets - items in financial statement with current market value owned by IPAIT.

Certificate of Deposit - debt instrument issued by a financial institution with an interest rate set by competitive forces in the marketplace.

Collateral - U.S. government or agency securities pledged to IPAIT until investment is repaid. For instance, the security for a collateralized certificate of deposit issued by an Iowa financial institution.

Compound Rate - interest calculation based upon investment of principal plus reinvestment of interest earned from previous period(s). IPAIT portfolio interest is compounded or reinvested monthly.

Custodian - bank that maintains custody of all IPAIT assets.

Discount - the dollar amount by which the par value of a bond exceeds its market price.

Diversified - spreading of risk by investing assets in several different categories of investment and assorted maturities within those categories.

Investment Adviser - Securities and Exchange Commission registered firm that provides investment advice to IPAIT.

Iowa Code Chapter 74A Rates - Minimum rates at which Iowa financial institutions may accept deposits of public funds for various periods.

Liabilities - claims on the assets of IPAIT.

Market Value - the current price or value of a security.

Net Investment Income - income from IPAIT investments distributed to participants after payment of program operating expenses.

Nominal Rate - simple interest calculation based only upon the principal amount invested without reinvestment of earned interest

Par Value - value of IPAIT investments at maturity.

Portfolio - all investments owned by IPAIT.

Premium - the dollar amount by which the market price of a bond exceeds its par value.

Redemptions - withdrawal of funds by participants from IPAIT.

Repurchase Agreement - agreement between IPAIT and a seller of U.S. government securities, whereby the seller agrees to repurchase the securities at an agreed upon price at a stated time. The transaction is collateralized by U.S. government or U.S. agency securities with a market value of at least 102% of the value of the repurchase agreement.

Straight-Line - conservative accounting procedure to reduce a security's premium or discount in equal daily increments over its remaining period to maturity.

U.S. Government Agencies - securities issued by U.S. government sponsored corporations such as the Federal Home Loan Bank and Federal National Mortgage Association.

U.S. Government Securities - direct obligations of the U.S. government, such as Treasury bills, notes and bonds.

Yield Curve - graph plotting yields of securities of similar quality on vertical axis and maturities ranging from shortest to longest on horizontal axis.

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Iowa Public Agency Investment Trust
c/o WB Capital Management Inc.
1415 28th Street, Suite 200
West Des Moines, IA 50266-1461
(800) 872-4024
www.IPAIT.org